FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 02/18/2020

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2249 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of December 31, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By:/s/ Máximo Vedoya
Name: Pablo Brizzio	Name: Máximo Vedoya
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: February 18, 2020

TERNIUM S.A.
Consolidated Financial Statements
as of December 31, 2019 and 2018 and 2017
for the years ended on December 31, 2019, 2018 and 2017
26 Boulevard Royal, 4th floor
L – 2449
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 (All amounts in USD thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2019	2018	2017

Net sales	5	10,192,818	11,454,807	9,700,296
Cost of sales	6	(8,452,440)	(8,483,328)	(7,403,025)

Gross profit		1,740,378	2,971,479	2,297,271

Selling, general and administrative expenses	7	(897,475)	(876,764)	(824,247)
Other operating income (expenses), net	9	21,663	13,656	(16,240)

Operating income		864,566	2,108,371	1,456,784

Finance expense	10	(88,284)	(131,172)	(114,583)
Finance income	10	29,071	21,236	19,408
Other financial income (expenses), net	10	(39,756)	(69,640)	(69,915)
Equity in earnings (losses) of non-consolidated companies	14	60,967	102,772	68,115

Profit before income tax expense		826,564	2,031,567	1,359,809

Income tax expense	11	(196,519)	(369,435)	(336,882)

Profit for the year		630,045	1,662,132	1,022,927

Attributable to:
Owners of the parent		564,269	1,506,647	886,219
Non-controlling interest		65,776	155,485	136,708

Profit for the year		630,045	1,662,132	1,022,927

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted (losses) earnings per share for profit attributable to the owners of the parent (expressed in USD per share)		0.29	0.77	0.45
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 (All amounts in USD thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2019	2018	2017

Profit for the year	630,045	1,662,132	1,022,927

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(41,455)	(376,220)	(95,462)
Currency translation adjustment from participation in non-consolidated companies	(20,470)	(73,761)	(8,931)
Changes in the fair value of financial instruments at fair value through other comprehensive income	(877)	(1,036)	—
Income tax related to financial instruments at fair value	—	122	—
Changes in the fair value of derivatives classified as cash flow hedges	(750)	(132)	735
Income tax relating to cash flow hedges	225	(73)	(107)
Other comprehensive income items	669	(897)	(96)
Other comprehensive income items from participation in non-consolidated companies	6	499	191
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(67,601)	(38,263)	(15,068)
Income tax relating to remeasurement of post employment benefit obligations	19,312	9,259	4,916
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	(18,918)	(3,780)	3,954

Other comprehensive loss for the year, net of tax	(129,859)	(484,282)	(109,868)

Total comprehensive income for the year	500,186	1,177,850	913,059

Attributable to:
Owners of the parent	445,473	1,176,964	815,434
Non-controlling interest	54,713	886	97,625

Total comprehensive income for the year	500,186	1,177,850	913,059
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 (All amounts in USD thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2019		December 31, 2018
ASSETS

Non-current assets
Property, plant and equipment, net	12	6,539,581		5,817,609
Intangible assets, net	13	943,838		1,012,524
Investments in non-consolidated companies	14	513,648		495,241
Other investments	18	3,253		7,195
Derivative financial instruments	22	—		818
Deferred tax assets	20	163,538		134,224
Receivables, net	15	592,565		649,447
Trade receivables, net	16	897	8,757,320	4,766	8,121,824

Current assets
Receivables, net	15	334,713		309,750
Derivative financial instruments	22	1,196		770
Inventories, net	17	2,158,298		2,689,829
Trade receivables, net	16	949,672		1,128,470
Other investments	18	212,271		44,529
Cash and cash equivalents	18	519,965	4,176,115	250,541	4,423,889
Non-current assets classified as held for sale			2,098		2,149
			4,178,213		4,426,038

Total Assets			12,935,533		12,547,862

EQUITY
Capital and reserves attributable to the owners of the parent			6,611,665		6,393,255
Non-controlling interest			1,103,208		1,091,321
Total Equity			7,714,873		7,484,576

LIABILITIES

Non-current liabilities
Provisions	19	613,352		643,950
Deferred tax liabilities	20	403,278		474,431
Other liabilities	21	507,603		414,541
Trade payables		1,174		935
Derivative financial instruments	22	17		—
Lease liabilities	23	298,219		65,798
Borrowings	24	1,628,892	3,452,535	1,637,101	3,236,756

Current liabilities
Current income tax liabilities		47,053		150,276
Other liabilities	21	240,934		351,216
Trade payables		876,803		904,171
Derivative financial instruments	22	3,007		12,981
Lease liabilities	23	40,546		8,030
Borrowings	24	559,782	1,768,125	399,856	1,826,530

Total Liabilities			5,220,660		5,063,286

Total Equity and Liabilities			12,935,533		12,547,862
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity
Balanace at January 1, 2019	2,004,743	(150,000)	(23,295)	1,385,701	(2,324,866)	(2,702,477)	8,203,449	6,393,255	1,091,321	7,484,576

Profit for the year							564,269	564,269	65,776	630,045
Other comprehensive income (loss) for the period
Currency translation adjustment						(57,569)		(57,569)	(4,356)	(61,925)
Remeasurement of post employment benefit obligations				(60,730)				(60,730)	(6,477)	(67,207)
Cash flow hedges and others, net of tax				(268)				(268)	(257)	(525)
Others				(229)				(229)	27	(202)

Total comprehensive income (loss) for the year	—	—	—	(61,227)	—	(57,569)	564,269	445,473	54,713	500,186

Dividends paid in cash (5)							(235,569)	(235,569)	—	(235,569)
Dividends paid in cash to non-controlling interest (6)								—	(28,530)	(28,530)
Acquisition of non-controlling interest (7)				8,506				8,506	(14,296)	(5,790)

Balance at December 31, 2019	2,004,743	(150,000)	(23,295)	1,332,980	(2,324,866)	(2,760,046)	8,532,149	6,611,665	1,103,208	7,714,873
(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2019, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2019, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.1) and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (80.0).
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Represents USD 0.12 per share (USD 1.20 per ADS). Related to the dividends distributed on May 6, 2019, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to USD 5.0 million were included in equity as less dividend paid.
(6) Corresponds to the dividends paid by Ternium Argentina S.A.
(7) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity
Balance as of January 1, 2018	2,004,743	(150,000)	(23,295)	1,416,121	(2,324,866)	(2,403,664)	6,491,385	5,010,424	842,347	5,852,771

Impact of adopting IFRS 9 at January 1, 2018				450			(147)	303	204	507
Impact of adopting IAS 29 at January 1, 2018 (see note 4 (cc))							421,502	421,502	268,824	690,326
Adjusted Balance at January 1, 2018	2,004,743	(150,000)	(23,295)	1,416,571	(2,324,866)	(2,403,664)	6,912,740	5,432,229	1,111,375	6,543,604

Profit for the year							1,506,647	1,506,647	155,485	1,662,132
Other comprehensive income (loss) for the period
Currency translation adjustment						(298,813)		(298,813)	(151,168)	(449,981)
Remeasurement of post employment benefit obligations				(29,418)				(29,418)	(3,366)	(32,784)
Cash flow hedges and others, net of tax				(288)				(288)	83	(205)
Others				(1,164)				(1,164)	(148)	(1,312)

Total comprehensive income (loss) for the year	—	—	—	(30,870)	—	(298,813)	1,506,647	1,176,964	886	1,177,850

Dividends paid in cash (5)							(215,938)	(215,938)	—	(215,938)
Dividends paid in cash to non-controlling interest (6)								—	(20,940)	(20,940)

Balance at December 31, 2018	2,004,743	(150,000)	(23,295)	1,385,701	(2,324,866)	(2,702,477)	8,203,449	6,393,255	1,091,321	7,484,576
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2018, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2018, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.5 million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Represents USD 0.11 per share (USD 1.10per ADS). Related to the dividends distributed on May 2, 2018, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to USD4.6 million were included in equity as less dividend paid.
(6) Corresponds to the dividends paid by Ternium Argentina S.A.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity
Balance as of January 1, 2017	2,004,743	(150,000)	(23,295)	1,420,171	(2,324,866)	(2,336,929)	5,801,474	4,391,298	775,295	5,166,593

Profit for the year							886,219	886,219	136,708	1,022,927
Other comprehensive income (loss) for the period
Currency translation adjustment						(66,735)		(66,735)	(37,658)	(104,393)
Remeasurement of post employment benefit obligations				(4,642)				(4,642)	(1,556)	(6,198)
Cash flow hedges and others, net of tax				504				504	124	628
Others				88				88	7	95

Total comprehensive loss for the year	—	—	—	(4,050)	—	(66,735)	886,219	815,434	97,625	913,059

Dividends paid in cash (5)							(196,308)	(196,308)	—	(196,308)
Dividends paid in cash to non-controlling interest (6)								—	(30,573)	(30,573)

Balance at Balance as of December 31, 2017	2,004,743	(150,000)	(23,295)	1,416,121	(2,324,866)	(2,403,664)	6,491,385	5,010,424	842,347	5,852,771
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00per share. As of December 31, 2017, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2017, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.6 million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Represents USD 1.10 per share (USD 1.00 per ADS). Related to the dividends distributed on May 3, 2017, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to USD 4.2 million were included in equity as less dividend paid.
(6) Corresponds to the dividends paid by Ternium Argentina S.A.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 (All amounts in USD thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2019	2018	2017

Cash flows from operating activities
Profit for the year		630,045	1,662,132	1,022,927
Adjustments for:
Depreciation and amortization	12 & 13	661,112	589,299	474,299
Income tax accruals less payments	27 (b)	(208,805)	(154,366)	(273,443)
Equity in earnings of non-consolidated companies	14	(60,967)	(102,772)	(68,115)
Interest accruals less payments	27 (b)	3,405	(13,014)	19,484
Changes in provisions	19	(1,544)	(7,659)	2,783
Changes in working capital (1)	27 (b)	572,684	(228,577)	(864,970)
Net foreign exchange results and others		51,689	(5,778)	70,894

Net cash provided by operating activities		1,647,619	1,739,265	383,859

Cash flows from investing activities
Capital expenditures	12 & 13	(1,052,252)	(520,250)	(409,402)
Recovery/(Loans) to non-consolidated companies	14	24,480	(24,480)	(23,904)
(Increase)/Decrease in other investments	18	(163,800)	86,857	14,986
Proceeds from the sale of property, plant and equipment		788	861	1,124
Dividends received from non-consolidated companies		—	—	65
Acquisition of business
Purchase consideration	3	—	—	(1,890,989)
Cash acquired	3	—	—	278,162
Acquisition of non-controlling interest		(5,790)	—	—

Net cash used in investing activities		(1,196,574)	(457,012)	(2,029,958)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(235,569)	(215,938)	(196,308)
Dividends paid in cash to non-controlling interests		(28,530)	(20,940)	(30,573)
Finance lease payments		(38,569)	(7,565)	(4,157)
Proceeds from borrowings		1,529,766	1,188,731	3,239,121
Repayments of borrowings		(1,377,605)	(2,266,560)	(1,205,827)

Net cash used in financing activities		(150,507)	(1,322,272)	1,802,256

Increase (Decrease) in cash and cash equivalents		300,538	(40,019)	156,157

Movement in cash and cash equivalents
At January 1,		250,541	337,779	183,463
Effect of exchange rate changes and inflation adjustment	4 (cc)	(31,114)	(47,219)	(1,841)
Increase (Decrease) in cash and cash equivalents		300,538	(40,019)	156,157

Cash and cash equivalents at December 31, (2)		519,965	250,541	337,779

Non-cash transactions:
Acquisition of PP&E under lease contract agreeements		21,963	73,828	—

(1) The working capital is impacted by non-cash movement of USD (6.3) million as of December 31, 2019 (USD (74.5) million and USD (70.0) million as of December 31, 2018 and 2017, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.
(2) It includes restricted cash of USD 69, USD 2,216 and USD 50 as of December 31, 2019, 2018 and 2017, respectively. In addition, the Company had other investments with a maturity of more than three months for USD 212,271, USD 44,529 and USD 135,864 as of December 31, 2019, 2018 and 2017, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 (All amounts in USD thousands)

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Page
1	General information	13
2	Basis of presentation	14
3	Acquisition of business	17
4	Accounting policies	21
5	Segment information	46
6	Cost of sales	49
7	Selling, general and administrative expenses	50
8	Labor costs (included in cost of sales and selling, general and administrative expenses)	50
9	Other operating income (expenses), net	51
10	Other financial income (expenses), net	51
11	Income tax expense	52
12	Property, plant and equipment, net	53
13	Intangible assets, net	55
14	Investments in non-consolidated companies	56
15	Receivables, net - non-current and current	59
16	Trade receivables, net - non-current and current	60
17	Inventories, net	60
18	Cash, cash equivalents and other investments	61
19	Allowances and provisions - non-current and current	61
20	Deferred income tax	62
21	Other liabilities - non-current and current	64
22	Derivative financial instruments	66
23	Leases Liabilities	68
24	Borrowings	69
25	Contingencies, commitments and restrictions on the distribution of profits	71
26	Related party transactions	78
27	Other required disclosures	80
28	Change in the functional currency of Argentine subsidiaries	81
29	Recently issued accounting pronouncements	82
30	Financial risk management	83

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

Notes to the Consolidated Financial Statements

1. GENERAL INFORMATION
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2019, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADSs”) trade on the New York Stock Exchange under the symbol “TX”.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2017 and 2017

1. GENERAL INFORMATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2019 and 2018, this special tax reserve amounted to USD 6.3 billion and USD 6.6 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions.

2. BASIS OF PRESENTATION
a)  Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2020), as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated equity and consolidated financial situation of Ternium as of December 31, 2019, and the consolidated results of its operations, the Changes in the Consolidated Statement of Comprehensive Income, the Changes in Consolidated Net Equity and the Consolidated Cash Flows of Ternium for the year then ended.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

These consolidated financial statements have been approved for issue by the Board of Directors on February 18, 2020. The Directors have the power to amend and reissue the consolidated financial statements.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

2. BASIS OF PRESENTATION (continued)

	Country of		Percentage of ownership at December 31,
Company	Organization	Main activity	2019	2018	2017
Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Participaçoes S.A. (1) (formerly Ternium Brasil S.A.)	Brazil	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L. (1)	Spain	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Investments Switzerland AG (1)	Switzerland	Holding	100.00%	100.00%	100.00%
Ternium USA Inc. (1)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (formerly Siderar S.A.I.C.) (2)	Argentina	Manufacturing and selling of flat steel products	61.50%	60.94%	60.94%
Impeco S.A. (3)	Argentina	Manufacturing of pipe products	61.54%	60.97%	60.97%
Prosid Investments S.A. (4)	Uruguay	Holding	61.51%	60.94%	60.94%
Ternium Mexico S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	88.94%	88.78%	88.78%
Hylsa S.A. de C.V. (6)	Mexico	Manufacturing and selling of steel products	88.94%	88.78%	88.78%
Las Encinas S.A. de C.V. (6)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.94%	88.78%	88.78%
Ferropak Comercial S.A. de C.V. (6)	Mexico	Scrap services company	88.94%	88.78%	88.78%
Transamerica E. & I. Trading Corp. (6)	USA	Scrap services company	88.94%	88.78%	88.78%
Técnica Industrial S.A. de C.V. (6)	Mexico	Services	88.94%	88.78%	88.78%
Galvacer Chile S.A. (6)	Chile	Distributing company	88.94%	88.78%	88.78%
Ternium Gas México S.A. de C.V. (7)	Mexico	Energy services company	88.94%	88.78%	88.78%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.47%	44.39%	44.39%
Peña Colorada Servicios S.A. de C.V. (8)	Mexico	Services	44.47%	44.39%	44.39%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.26%	66.14%	66.14%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.92%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (formerly Ferrasa S.A.S.) (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Cauca S.A.S. (formerly Perfilamos del Cauca S.A.S.) (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Siderúrgica de Caldas S.A.S. (formerly Siderúrgica de Caldas S.A.S.) (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (11)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Internacional S.A.	Uruguay	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Treasury Services S.A.	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (12)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International Inc. (12)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (13)	Uruguay	Marketing of steel products and procurement services	100.00%	100.00%	100.00%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

2. BASIS OF PRESENTATION (continued)

	Country of		Percentage of ownership at December 31,
Company	Organization	Main activity	2019	2018	2017

Technology & Engineering Services S.A. (13)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Soluciones Integrales de Gestión S.A. (14)	Argentina	Other services	100.00%	100.00%	100.00%
Ternium Staal B.V. (15)	Netherlands	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Brasil Ltda. (15)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Atlántico S.A.S (16)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Solutions S.A. (fomerly Tericer Trading S.A.) (17)	Uruguay	Other services	100.00%	100.00%	—%
Imsamex Ecuador S.A. (18)	Ecuador	Distributing company	—%	88.78%	88.78%
Ternium Solutions A.G. (19)	Switzerland	Other services	—%	100.00%	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V. (20)	Mexico	Engineering and other services	—%	99.89%	99.89%
Ternium International USA Corporation (21)	USA	Marketing of steel products	—%	100.00%	100.00%
Acedor S.A. de C.V. (22)	Mexico	Holding	—%	—%	88.78%
Ecosteel Gestao de Águas Industriais S.A. (23)	Brazil	Other services	—%	—%	100.00%
Ecosteel Gestao de Efuentes Industriais S.A. (24)	Brazil	Other services	—%	—%	100.00%
Galvatubing Inc. (25)	USA	Manufacturing and selling of pipe products	—%	—%	88.78%
Galvamet America Corp. (26)	USA	Manufacturing and selling of insulated panel products	—%	—%	88.78%
Ternium Internacional de Colombia S.A.S. (27)	Colombia	Marketing of steel products	—%	—%	100.00%
(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(2) Since the third quarter of 2019, indirectly through Ternium Internacional España S.L. Total voting rights held 61.50%. Before that, indirectly through Ternium Internacional España S.L. total voting rights was 60.94%. During the fourth quarter of 2017, Siderar S.A.I.C. changed its business name to Ternium Argentina S.A.
(3) Since the fourth quarter of 2017, indirectly through Ternium Argentina S.A. and Soluciones Integrales de Gestión S.A. Total voting rights held 100.00%. Before that, indirectly through Ternium Argentina S.A. and Ternium Internacional S.A.
(4) Since the fourth quarter of 2017, indirectly through Ternium Argentina S.A. and Ternium Procurement S.A. Total voting rights held 100.00%. Before that, indirectly through Ternium Argentina S.A. and Ternium Internacional S.A.
(5) Since the fourth quarter of 2017, indirectly through Ternium Argentina S.A. and Ternium Internacional España S.L. Total voting rights held 100.00%. Before that, indirectly through Ternium Argentina S.A., Ternium Internacional S.A. and Ternium Internacional España S.L.
(6) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(7) Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.
(8) Total voting rights held: 50.00%. The Company recognizes the assets, liabilities, revenue and expenses in relation to its interest in the joint operation.
(9) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(10) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(11) Indirectly through Ternium Internacional España S.L. Total voting rights held: 51.00%.
(12) Since the third quarter of 2017, indirectly through Ternium Investments S.à r.l. Total voting rights held: 100.00%. Before that, indirectly through Ternium Investments Switzerland AG.
(13) Since the third quarter of 2017, indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%. Before that, indirectly through Ternium Investments Switzerland AG.
(14) Since the third quarter of 2017, indirectly through Ternium Investments S.à r.l. and Ternium Internacional España S.L. Total voting rights held 100.00%. Before that, indirectly through Ternium Investments S.à r.l. and Technology and Engineering Services S.A.
(15) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(16) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(17) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(18) This company was dissolved as of December 19, 2019.
(19) This company was dissolved as of July 3, 2019.
(20) This company was dissolved as of March 29, 2019.
(21) Merged with Ternium USA Inc. during the first quarter of 2019.
(22) Merged with Ternium México S.A. de C.V. during the fourth quarter of 2018.
(23) This company was dissolved as of December 3, 2018.
(24) This company was dissolved as of May 4, 2018.
(25) This company was dissolved as of July 19, 2018.
(26) This company was dissolved as of August 3, 2018.
(27) This company was dissolved as of October 3, 2018.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

2. BASIS OF PRESENTATION (continued)
The most important non-controlling interest is related to the investment in Ternium Argentina S.A., which is a company listed in the Buenos Aires Stock Exchange. Ternium Argentina stated in its annual accounts as of and for the year ended December 31, 2019, that revenues amounted to USD 1,789 million (2018: USD 1,959 million), net profit from continuing operations to USD 131 million (2018: USD 254 million), total assets to USD 2,969 million (2018: USD 3,184 million), total liabilities to USD 338 million (2018: USD 606 million) and shareholders’ equity to USD 2,631 million (2018: USD 2,578 million). All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.

3. ACQUISITION OF BUSINESS
CSA Siderúrgica do Atlântico Ltda. (now Ternium Brasil Ltda.) and thyssenkrupp Slab International B.V. (now Ternium Staal B.V.)

(a) The acquisition

On September 7, 2017, Ternium completed the acquisition from thyssenkrupp AG (“tkAG”) of a 100% ownership interest in thyssenkrupp Slab International B.V. (“tkSI”) and its wholly-owned subsidiary CSA Siderúrgica do Atlântico Ltda. (“CSA”), a steel slab producer with a steelmaking facility located in the state of Rio de Janeiro, Brazil, and having an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant. The acquisition was expected to substantially increase Ternium’s steelmaking capacity and strengthen its business in strategic industrial sectors across Latin America.

As part of the transaction, tkAG assigned to Ternium a slab commitment agreement providing for an arrangement relating to the purchase of CSA-manufactured carbon steel slabs under the terms of a slab frame supply agreement and related annual slab off-take agreements between tkSI and the entity that acquired thyssenkrupp’s former Calvert re-rolling facility in Alabama, United States of America. Such slab commitment agreement provided for a commitment by such entity to purchase from tkSI approximately 2.0 million tons of CSA-manufactured carbon steel slabs per year until September 30, 2019, at the price resulting from the pricing formula set forth therein. This slab commitment agreement was amended on December 20, 2017, spreading deliveries of the remaining slab volumes committed under such agreement through December 2020.

The purchase price paid by Ternium in the acquisition totaled approximately USD 1,891 million.

Ternium began consolidating the balance sheets and results of operations of tkSI and CSA as from September 7, 2017, and CSA changed its name to Ternium Brasil Ltda. and tkSI was renamed Ternium Staal B.V..

(b) Fair value of net assets acquired

The application of the purchase method required certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. The fair values determined at the acquisition date were based mainly on discounted cash flows and other valuation techniques.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

3. ACQUISITION OF BUSINESS (continued)

The allocation of the fair values determined for the assets and liabilities arising from the acquisition was as follows:

Fair value of acquired assets and liabilities:	USD

Property, plant and equipment and Intangible assets	1,573,946
Inventories	400,047
Cash and cash equivalents	278,162
Trade receivables	63,710
Other receivables	705,058
Deferred tax assets	13,686
Provisions	(799,938)
Trade payables	(219,604)
Other assets and liabilities, net	(124,078)
Net assets acquired	1,890,989

According to this purchase price allocation, no goodwill was recorded.

Ternium entered into several derivative contracts to partially hedge the currency volatility risk associated with the Euro-denominated transaction price. As of the date of the closing of the acquisition, the fair value of those contracts amounted to USD 75.9 million. Such value was deducted from the purchase consideration.

The purchase price allocation disclosed above was prepared with the assistance of a third-party expert. As of December 31, 2018, no adjustment has been recorded to the assets and liabilities assumed in comparison to the amounts registered as of December 31, 2017.

(c) Main contingencies associated with the acquired business

Contrary to the recognition principles in IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRS 3 Business Combinations requires an acquirer of a business to recognize contingent liabilities assumed in a business acquisition at the acquisition date even if it is not probable that an outflow of resources will be required to settle the obligation.

The main contingencies recognized in the Company’s consolidated financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of tkSI and CSA include the following:

(i) Fishermen associations’ claims

Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of USD 24.5 million was recorded at the acquisition date in connection with this matter (USD 14.1 million and USD 19.7 million as of December 31, 2019 and 2018, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

3. ACQUISITION OF BUSINESS (continued)
(ii) Tax assessments relating to the use of certain ICMS tax credits
The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of USD 57.7 million was recorded as of the acquisition date in connection with this matter (USD 45.0 million and USD 46.9 million as of December 31, 2019 and 2018, respectively).
(iii) ICMS deferral tax benefit - Unconstitutionality
Through State Law No. 4,529, of March 31, 2005, the State of Rio de Janeiro granted Ternium Brasil a tax incentive consisting of a deferment of ICMS payable by Ternium Brasil in connection with the construction and operation of the company’s Rio de Janeiro steelmaking complex. The incentive applies in respect of the acquisition of fixed assets and certain raw materials (i.e. iron ore, pellets, alloys, coke, coal and scrap) and significantly reduces input ICMS credit accumulation by Ternium Brasil. The tax incentive was granted for a period of 20 years from the commencement of the construction works for Ternium Brasil’s Rio de Janeiro steel complex.

In 2012, a Brazilian political party filed a direct action of unconstitutionality against the above-mentioned State Law before the Brazilian Federal Supreme Court, predicated on the argument that, since the tax incentive granted pursuant to such State Law had not been approved by Brazil’s National Council of Fiscal Policy (Conselho Nacional de Política Fazendária, or CONFAZ), such State Law should be declared unconstitutional.

In August 2017, the Brazilian Congress enacted Supplementary Law No. 160/2017, instituting a mechanism through which the States may confirm any ICMS incentives they had granted in prior years without CONFAZ approval and, in furtherance of such Supplementary Law, in December 2017 the States adopted ICMS Convention 190/2017, establishing the applicable rules and deadlines for so confirming such ICMS incentives. As per the terms of ICMS Convention 190/2017, all States are required to publish in their official gazettes, on or before March 29, 2018, a list of the ICMS incentives that are to be confirmed pursuant to Supplementary Law No. 160. On March 6, 2018, the State of Rio de Janeiro published its list of ICMS incentives, including, among others, the ICMS benefit granted to Ternium Brasil. ICMS Convention 190/2017 also required that all relevant documents concerning such incentives be filed with CONFAZ, and the State of Rio de Janeiro satisfied such requirements as well. On July 27, 2018, the Governor of Rio de Janeiro issued Executive Order (Decreto) No. 46,78, pursuant to which the State of Rio de Janeiro reconfirmed, in accordance with ICMS Convention 190/2017, the ICMS tax benefits listed in its official gazette publication made pursuant to the Convention, including, among others, Ternium Brasil’s ICMS tax benefits.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

3. ACQUISITION OF BUSINESS (continued)
In October 2018, the State of Rio de Janeiro and the Federation of Industries of the State of Rio de Janeiro (Federação das Indústrias do Estado do Rio de Janeiro , or FIRJAN) filed petitions arguing that the action of unconstitutionality against the March 31, 2005 Rio de Janeiro State Law No. 4,529 could not be judged by the Federal Supreme Court since, following the revalidation of such law under Supplementary Law No.160/17 and the ICMS Convention 190/2017, such action of unconstitutionality had lost its purpose. Following the filing of such petitions, the Reporting Justice Minister in charge of the case summoned the plaintiff in such action of unconstitutionality, the Federal Attorney General’s Office (Advocacia-Geral da União, or AGU) and the Chief of the Public Minister (Procuradoria-Geral da República, or PGR) to submit statements expressing their respective views on the arguments presented by the State of Rio de Janeiro and the FRIJAN with respect to the effect of Supplementary Law No.160/17 and the ICMS Convention 190/2017 on the pending action of unconstitutionality. In their respective statements, the plaintiff argued that Supplementary Law No.160/17 and the ICMS Convention 190/2017 do not affect the unconstitutionality of ICMS benefits granted through State Law No. 4,529, while the AGU stated that, in light of the additional legal support provided by Supplementary Law No.160/17 and the ICMS Convention 190/2017, a finding of unconstitutionality of State Law No. 4,529 would not be warranted. In turn, the PGR stated that a decision on the case should be postponed until the Federal Supreme Court completes its analysis of Supplementary Law No.160/17 and ICMS Convention 190/2017. As of the date of these consolidated financial statements, the Brazilian Federal Supreme Court has not yet ruled on the action of unconstitutionality against Rio de Janeiro´s State Law No. 4,529.
The tax benefits accumulated under Ternium Brasil’s ICMS incentive amounted to approximately USD 1,089 million as of the acquisition date. In accordance with the guidance in IFRS 3, the Company recorded as of the acquisition date a provision of USD 651.8 million (including estimated penalties and interest) in connection with this matter, together with an asset of USD 325.9 million arising from its right to recover part of the contingency amount from Thyssenkrup Veerhaven B.V. (USD 508.9 million and USD 254.4 million, respectively, as of December 31, 2019, and USD 529.4 million and USD 264.7 million, respectively, as of December 31, 2018). The calculation of this contingency related to an uncertain tax position has been determined taking into consideration the probability of negative outcome for the Company, if any, on an estimated total risk as of the acquisition date of USD 1,630 million (including estimated penalties and interests) (USD 1,948 million as of December 31, 2019). In connection with the asset related to the Company’s right to recover part of the contingency amount from Thyssenkrup Veerhaven B.V., the following two events need to happen within the following time frames: the Supreme Federal Court of Brazil or any Civil Court of the State of Rio de Janeiro would need to issue a decision voiding above mentioned law prior to September 7, 2020, and Ternium Brasil would have to make a payment or repayment of ICMS tax incentives prior to September 7, 2022.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

3. ACQUISITION OF BUSINESS (continued)

(d) Acquisition financing
The acquisition was mainly financed through an unsecured 5-year syndicated facility in the principal amount of USD 1.5 billion granted to the Company’s subsidiary, Ternium Investments S.àr.l., by a syndicate of banks. The facility is to be repaid in eight consecutive and equal semi-annual installments, commencing on March 5, 2019, and has been guaranteed by the Company’s subsidiary, Ternium México, S.A. de C.V. The borrower and the guarantor are subject to certain covenants customary for transactions of this type, including limitations on liens and encumbrances, transactions with affiliates, consolidations and mergers and restrictions on investments. The guarantor is additionally subject to limitations on the sale of certain assets and compliance with a leverage ratio. There are no limitations to the payment of dividends applicable to the borrower or the guarantor, except, with respect to the borrower, upon an event of default under the facility. During 2018 and 2019, the Company made prepayments of principal for USD 375 million and USD 725 million, respectively.. As of December 31, 2019, the outstanding value of this syndicated facility was USD 400 million and both the borrower and the guarantor were in compliance with all of its covenants.

4. ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these Consolidated Financial Statements:

(a)Group accounting

(1) Subsidiary companies and transactions with non-controlling interests
Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Joint arrangements are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners. A joint arrangement is classed as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

Investments in non-consolidated companies (associated companies and joint ventures) are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company.

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

(b) Foreign currency translation

(1) Functional and presentation currency
Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for the Argentine and the non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (except for the ones which operates in a hyperinflationary economy; see note 4 (cc)) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each statement of financial position;
(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
(iii) all resulting translation differences are recognized within other comprehensive income.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as fair value through other comprehensive income are included in other gains/(losses).
(c) Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

From January 1, 2018, the Company classifies its financial instruments in the following measurement categories:

– Amortized cost: instruments that are held for collection or repayment of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income and expenses from these financial instruments are included in finance income or expense using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in finance income or expense, together with foreign exchange gains and losses. Impairment losses are presented as separate line items in the statement of profit or loss.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

– Fair value through other comprehensive income (“FVOCI”): financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

– Fair value through profit or loss (“FVPL”): financial instruments that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

The classification depends on the Company’s business model for managing the financial instruments and the contractual terms of the cash flows.

For financial instruments measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

At initial recognition, the Company measures a financial instrument at its fair value plus, in the case of a financial instrument not at FVPL, transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at FVPL are expensed in profit or loss. Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset.

Until December 31, 2017, Ternium non derivative financial instruments were classified into the following categories:

•Financial instruments at fair value through profit or loss: comprising mainly cash and cash equivalents and investments in debt securities held for trading;
•Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2017, there were USD 6.1 million classified under this category;
•Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;
•Available-for-sale ("AFS") financial assets: gains and losses arising from changes in fair value were recognized within other comprehensive income ("OCI") with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which were recognized directly in profit or loss. Where the investment was disposed of or was determined to be impaired, the cumulative gain or loss previously recognized in OCI was included in the income statement for the period. As of December 31, 2017, there were no AFS amounts classified under this category;
•Other financial liabilities: measured at amortized cost using the effective interest method.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

The classification depended on the nature and purpose of the financial assets and was determined at the time of initial recognition.

Financial assets and liabilities were recognized and derecognized on the settlement date.

Financial assets were initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, were initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Impairment of financial assets

From January 1, 2018, the Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 4 (i) for further details.

Until December 31, 2017, the Company assessed at the end of each reporting period whether there was objective evidence that a financial asset or group of financial assets was impaired. A financial asset or a group of financial assets was impaired and impairment losses were incurred only if there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. The Company first assessed whether objective evidence of impairment existed.

For loans and receivables category and for held-to-maturity investments, the amount of the loss was measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset was reduced and the amount of the loss was recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreased and the decrease could be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss was recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 30 "Financial Risk management" and Note 4 (y).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

(d) Property, plant and equipment

(1) Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items. Spare parts are included in property, plant and equipment.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-40 years
Vehicles, furniture and fixtures and other equipment	3-20 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2019, 2018 and 2017.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount (see Note 4 (f) "Impairment").

Amortization charges are included in cost of sales, selling, general and administrative expenses.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

(2) Right-of-use assets

The Company is a party to lease contracts for:
- Land
- Plants and equipment for the production of industrial gases and other production materials.
- Transportation and maintenance equipment.
- Warehouses and office spaces.

These leases are recognized, measured and presented in accordance to IFRS 16 “Leases”, following the guidelines described below.

Accounting by the lessee

The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee.

The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

At initial recognition, the right-of-use asset is measured considering:
- The value of the initial measurement of the lease liability;
- Any lease payments made at or before the commencement date, less any lease incentives; and
- Any initial direct costs incurred by the lessee; and

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract, as follows:

Buildings and facilities 2-20 years
Machinery 2-17 years

If the lease transfers ownership of the underlying asset to the Company by the end of the lease term, or if the cost of the right-of-use asset reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

Accounting by the lessor

When the Company is acting as a lessor, each of its leases is classified as either operating or finance lease:
– Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.
– Leases where all substantial risks and rewards of ownership are transferred by the lessor to the lessee are classified as finance leases.

(e) Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining assets

Mining assets include:
(a) Mining licenses acquired;
(b) Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 4 (e) 3); and
(c) Capitalized developmental stripping costs (see note 4 (u)).

Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2019, 2018 and 2017, is approximately 5%, 8% and 7% per year, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

(3) Exploration and evaluation costs

Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

Exploration costs are tested for impairment when there are indicators that impairment exists. Indicators of impairment include, but are not limited to:
• Rights to explore in an area have expired or will expire in the near future without renewal;
• No further exploration and evaluation is planned or budgeted;
• A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and
• Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining cash-generating units will be evaluated.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested. The impairment losses on goodwill cannot be reversed.

As of December 31, 2019 and 2018, the carrying amount of goodwill allocated to the Mexico CGUs was USD 662.3 million, of which USD 619.8 million corresponds to steel operations and USD 42.5 million to mining operations.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2019, 2018 and 2017 totaled USD 10.0 million, USD 8.9 million and USD 9.8 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ternium Colombia S.A.S. These customer relationships were amortized using the straight-line method over a useful life of approximately 10 years. As of December 31, 2018, these assets were fully amortized.

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships in connection with the acquisition of Ternium Staal B.V. The value of the slab commitment agreement by which Ternium Investments S.à r.l. is entitled to invoice, under certain conditions, the price difference between slabs and hot rolled coils will be amortized using the units of slabs sold method.

(7) Trademarks acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ternium Colombia S.A.S. As of December 31, 2018, these assets were fully amortized.

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f) Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2019 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 9.80% (as of December 31, 2018, 11.68%).

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

Considering the deteriorated economic situation in Argentina, the increase in the inflation rates, the devaluation of the Argentine peso and the expectations of a weaker industrial environment, the Company decided to assess the recoverability of its investments in Argentina, resulting in no impairment charges to be recognized. As of December 31, 2019, the discount rate used to test the investment in Argentine subsidiaries for impairment was 14.3%.

During the years 2019, 2018 and 2017, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill).

(g) Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments at fair value through profit or loss is recognized in Other financial income (expenses), net in the consolidated income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

Certain fixed income financial instruments purchased by the Company have been categorized as at fair value through other comprehensive income. The results of these financial investments are recognized in Finance Income in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Finance Income in the Consolidated Income Statement.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

(h) Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those mines under production.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (bb) (4)).

(i) Trade receivables and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Since January 1, 2018, the Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due. The Company keeps an allowance for trade receivables, recorded in an asset account to offset the trade receivables in an amount estimated sufficient to cover the losses resulting from the impossibility for the debtors to cancel the amounts owed. This allowance for trade receivables is recorded with a charge to selling expenses.

(j) Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

(k) Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2019 and 2018 totals USD 2.1 million and USD 2.1 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

(l) Borrowings
Borrowings are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings are stated at amortized cost following the effective interest method.

(m) Lease liabilities

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:
–Fixed payments, less any lease incentives receivable;
–Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;
–Amounts expected to be payable by the lessee under residual value guarantees;
–The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
–Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

Variable lease liabilities with payments dependent on external factors, such as minimum volumes sold or used, are not included in the initial measurement of the lease liabilities and such payments are recognized directly in profit and loss.

Lease payments are discounted using incremental borrowing rates for the location and currency of each lease contract or, if available, the rate implicit in the lease contract.

The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The lease term determined by the Company comprises:
– Non-cancelable period of lease contracts;
– Periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and
– Periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

After the commencement date, the Company measures the lease liability by:
– Increasing the carrying amount to reflect interest on the lease liability;
– Reducing the carrying amount to reflect lease payments made; and
– Re-measuring the carrying amount to reflect any reassessment or lease modifications.

(n) Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are re-estimated if tax rates change. These amounts are charged or credited to the consolidated income statement or to the item “Other comprehensive income for the year” in the consolidated statement of comprehensive income, depending on the account to which the original amount was charged or credited.

(o) Employee liabilities

(1)Post-employment obligations
The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income.

For defined benefit plans, net defined benefit liabilities/asset is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established a commitment for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provide a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Ternium Argentina implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

(2)Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3)Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. From 2018 units were vest ratably over the same period and will be mandatorily redeemed by the Company seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2019 and 2018, the outstanding liability corresponding to the Program amounts to USD 36.2 million and USD 43.0 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2019 and 2018, is USD 36.0 million and USD 42.2 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(4) Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Ternium Argentina and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(p) Provisions
Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

(q) Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

(r) Revenue recognition and other income
Revenue is recognized at a point of time from sales to direct customers upon the satisfaction of performance obligations, which occurs when control of the goods transfers to the customer and the customer obtains the benefits from the goods, the potential cash flows and the transaction price can be measured reliably, and it is probable that the Company will collect the consideration in connection with the exchange of the goods. The control over the goods is obtained by the customer depending on when the goods are made available to the shipper or the customer takes possession of the goods, depending on the delivery terms. The Company considers that it has completed its performance obligations when the goods are delivered to its customers or to a shipper who will transport the goods to its customers. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.

Interest income is recognized on an effective yield basis.

(s) Borrowing Costs
General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

The amount of borrowing costs that Ternium capitalized during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2019, 2018 and 2017, the capitalized borrowing costs were of USD 16.1 million, USD 7.4 million and USD 0.5 million, respectively.

(t) Cost of sales, selling, general and administrative expenses
Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(u) Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“development stripping”) or during the production stage (“production stripping”).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as intangible assets (Mining assets). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within Mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(v) Mining development costs

Mining development costs are the costs associated to the activities related to the establishment of access to the mineral reserve and other preparations for commercial production. These activities often continue during production.
Development expenditures are capitalized and classified as Work in progress. On completion of development, all assets included in Work in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

(w) Asset retirement obligations

Ternium records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of property, plant and equipment. The fair value of the obligation is determined as the discounted value of the expected future cash flows and is included in Provisions. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated based in the unit of production method.

(x) Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year, excluding the average number of shares of the parent Company held by the Group. There are no dilutive securities for the periods presented.

(y) Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedging items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2019 and 2018, the effective portion of designated cash flow hedges (net of taxes) amounted to USD (0.1) million and USD 0.5 million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 30 "Financial risk management".

(z) Treasury shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal. The gains and losses on disposal of treasury shares are recognized under "Reserves" in the consolidated statement of financial position.

(aa) Cash flow

The consolidated statements of cash flows have been prepared using the indirect method and contain the use of the following expressions and their respective meanings:

a) Operating activities: activities that constitute ordinary Group revenues, as well as other activities that cannot be qualified as investing or financing.
b) Investing activities: acquisition, sale or disposal by other means of assets in the long-term and other investments not included in cash and cash equivalents.
c) Financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

(bb) Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1) Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2019 was 9.80% and no impairment charge resulted from the impairment test performed. See notes 4(f) and 4(e)(4).

(2) Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, due to uncertain tax positions, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3) Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, uncertain tax positions, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 613.4 million and USD 643.9 million as of December 31, 2019 and 2018, respectively (see note 3).

(4) Allowance for obsolescence of supplies and spare parts and slow-moving inventory
Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management's analysis of their aging. In connection with supplies and spare parts, the calculation is based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

As of December 31, 2019 and 2018, the Company recorded no allowance for net realizable value and USD 62.2 million and USD 55.5 million, respectively, as allowance for obsolescence.

(5) Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:

• whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;
• whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;
• whether the carrying amount of the net assets of the entity is more than its market capitalization;
• whether evidence is available of obsolescence or physical damage of an asset.
• whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and
• whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

Considering the economic situation in Argentina, the Company tested the recoverability of its investment in Ternium Argentina as of December 31, 2019, resulting in no impairment charges to be recognized.

Considering that no impairment indicators were identified in the rest of subsidiaries as of December 31, 2019 and 2018, the Company additionally tested the value of the goodwill for impairment, resulting in no impairment charges to be recognized.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

(6) Mining reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s mining concessions. In order to estimate reserves, a range of geological, technical and economic factors is required to be considered. Estimating the quantity and/or grade of reserves requires complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.

Changes in reported reserves may affect the Company’s financial results and financial position, including the following:
• Asset carrying amounts may be affected due to changes in estimated future cash flows.
• Depreciation and amortization charges may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.
• Stripping costs recognized in Mining assets or charged to results may change due to changes in stripping ratios or the units of production basis of depreciation.
• Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

(7) Post-employment obligation estimates

The Company estimates at each year-end the provision necessary to meet its post-employment obligations in accordance with the advice from independent actuaries. The calculation of post-employment and other employee obligations requires the application of various assumptions. The main assumptions for post-employment and other employee obligations include discount rates, compensation growth rates, pension growth rates and life expectancy. Changes in the assumptions could give rise to adjustments in the results and liabilities recorded and might have an impact on the post-employment and other employee obligations recognized in the future.

(8) Business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. The Company makes judgments and estimates in relation to the fair value allocation of the purchase price. If any unallocated portion is positive, it is recognized as goodwill, and if negative, it is recognized in the income statement. See further information in note 3.

(9) Valuation of lease liabilities and right-of-use assets

The application of IFRS 16 requires the Company to make judgments that affect the recognition and valuation of the lease liabilities and the right-of-use assets, including the determination of the contracts within the scope of the Standard, the contract term and the interest rate used for the discount of future cash flows.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

The lease term determined by the Company generally comprises non-cancellable period of leases contracts, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option. The same term is applied as economic useful life of right-of-use assets.

The present value of the lease payments is determined using the discount rate representing a risk-free interest rate, adjusted by a spread related to the credit quality of the Company in each location and currency rate in connection with each lease contract.

(cc) Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.
In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the Standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%.
Considering that the downward trend in inflation in Argentina observed in the previous year has reversed and observing a significant increase in inflation during 2018, which exceeded the 100% three-year cumulative inflation rate, and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Company considered that there was sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 as from July 1, 2018, and, accordingly, applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.
According to this principle, the financial statements of an entity that reports in the currency of a hyperinflationary economy should be stated in terms of the measuring unit current on the date of the financial statements. All statement of financial position amounts that are not stated in terms of the measuring unit current on the date of the financial statements must be restated by applying a general price index. All income statement components must be stated in terms of the measuring unit current on the date of the financial statements, applying the change in the general price index that occurred since the date when revenues and expenses were originally recognized in the financial statements.
The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics (“INDEC”). The price index for the year period ended December 31, 2019, was 1.54.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

4. ACCOUNTING POLICIES (continued)

The main procedures for the above-mentioned adjustment are as follows:
•Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
•Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity are adjusted by applying the relevant conversion factors.
•All items in the income statement are restated by applying the relevant conversion factors.
•The effect of inflation on the Company’s net monetary position is included in the income statement, in Other financial income (expenses), net, under the caption “Inflation adjustment results”.
•The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the adoption of hyperinflation accounting.

The comparative figures in these consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in an initial difference, arising on the adoption of hyperinflation accounting, between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

5. SEGMENT INFORMATION
REPORTABLE OPERATING SEGMENTS
The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements. It also includes the sales of energy.

The Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. These four segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Brazil operating segment includes the business generated in Brazil. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, El Salvador, Honduras; Costa Rica, and Nicaragua.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

-The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

-The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

-Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CEO.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

5.  SEGMENT INFORMATION (continued)

	Year ended December 31, 2019
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	10,186,171	364,058	(357,411)	10,192,818
Cost of sales	(8,552,493)	(259,535)	359,588	(8,452,440)
Gross profit	1,633,679	104,523	2,177	1,740,378

Selling, general and administrative expenses	(885,146)	(12,330)	—	(897,475)
Other operating income, net	21,931	(268)	—	21,663

Operating income - IFRS	770,466	91,924	2,177	864,566

Management view
Net sales	10,230,650	417,619	(410,972)	10,237,297
Operating income	841,169	146,636	2,177	989,982
Reconciliation items:
Differences in Cost of sales				99,315
Effect of inflation adjustment (Note 4 (cc))				(224,731)

Operating income - IFRS				864,566

Financial income (expense), net				(98,969)
Equity in earnings (losses) of non-consolidated companies				60,967

Income before income tax expense - IFRS				826,564

Depreciation and amortization - IFRS	(612,744)	(48,368)	—	(661,112)

	Year ended December 31, 2018
	Steel	Mining	Inter- segment eliminations	Total
IFRS
Net sales	11,453,420	282,000	(280,613)	11,454,807
Cost of sales	(8,524,890)	(239,893)	281,455	(8,483,328)
Gross profit	2,928,530	42,107	842	2,971,479

Selling, general and administrative expenses	(860,881)	(15,883)	—	(876,764)
Other operating income, net	12,950	706	—	13,656
Operating income - IFRS	2,080,599	26,930	842	2,108,371

Management view
Net sales	11,723,883	333,892	(332,505)	11,725,270
Operating income	1,768,115	91,418	(6,213)	1,853,319
Reconciliation items:
Differences in Cost of sales				541,492
Effect of inflation adjustment (Note 4 (cc))				(286,440)

Operating income - IFRS				2,108,371

Financial income (expense), net				(179,576)
Equity in earnings (losses) of non-consolidated companies				102,772

Income before income tax expense - IFRS				2,031,567

Depreciation and amortization - IFRS	(537,885)	(51,415)	—	(589,299)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

5. SEGMENT INFORMATION (continued)

	Year ended December 31, 2017
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	9,700,260	271,477	(271,441)	9,700,296
Cost of sales	(7,465,751)	(212,860)	275,586	(7,403,025)
Gross profit	2,234,509	58,617	4,145	2,297,271

Selling, general and administrative expenses	(811,487)	(12,760)	—	(824,247)
Other operating income, net	(17,011)	771	—	(16,240)
Operating income - IFRS	1,406,011	46,628	4,145	1,456,784

Management view
Net sales	9,700,260	287,152	(287,116)	9,700,296
Operating income	1,065,605	66,694	(1,291)	1,131,008
Reconciliation items:
Differences in Cost of sales				325,776

Operating income - IFRS				1,456,784

Financial income (expense), net				(165,090)
Equity in earnings (losses) of non-consolidated companies				68,115

Income before income tax expense - IFRS				1,359,809

Depreciation and amortization - IFRS	(424,529)	(49,770)	—	(474,299)

GEOGRAPHICAL INFORMATION
The Company has revenues attributable to the Company’s country of incorporation (Luxembourg) related to a contract acquired as a part of the business combination disclosed in note 3.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2019
	Mexico	Southern region	Brazil and Other markets (2)	Total

Net sales	5,477,690	1,704,132	3,010,996	10,192,818

Non-current assets (1)	4,584,802	1,008,860	1,889,757	7,483,419

	Year ended December 31, 2018
	Mexico	Southern region	Brazil and Other markets (2)	Total

Net sales	6,345,137	1,941,168	3,168,502	11,454,807

Non-current assets (1)	4,093,288	1,071,705	1,665,140	6,830,133

	Year ended December 31, 2017
	Mexico	Southern region	Other markets	Total

Net sales	5,629,267	2,316,444	1,754,585	9,700,296

Non-current assets (1)	4,042,914	643,411	1,756,007	6,442,332
(1) Includes Property, plant and equipment and Intangible assets.
(2) Includes the assets related to the business acquisition disclosed in note 3.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

5. SEGMENT INFORMATION (continued)
REVENUES BY PRODUCT

	Year ended December 31,
	2019	2018	2017

Semi-finished (1)	51,496	103,099	123,752
Slabs	1,753,090	1,818,235	715,513
Hot rolled (2)	3,275,941	3,961,144	3,366,697
Cold rolled	1,165,406	1,264,940	1,321,663
Coated (3)	3,263,463	3,506,040	3,391,328
Roll-formed and tubular (4)	380,688	437,514	472,253
Other products (5)	302,734	363,835	309,090

TOTAL SALES	10,192,818	11,454,807	9,700,296
(1)Semi-finished includes billets and round bars.
(2)Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(3)Coated includes tin plate and galvanized products.
(4)Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles, steel decks and pre-engineered metal building systems.
(5)Other products include mainly sales of energy and pig iron.

6. COST OF SALES

	Year ended December 31,
	2019	2018	2017

Inventories at the beginning of the year	2,689,829	2,550,930	1,647,869
Acquisition of business (Note 3)	—	—	400,047
Effect of initial inflation adjustment (Note 4 (cc))	—	191,708	—
Translation differences	(21,919)	(413,436)	(97,148)

Plus: Charges for the year
Raw materials and consumables used and other movements	6,165,654	6,961,704	6,337,283
Services and fees	151,373	158,551	110,949
Labor cost	611,615	699,447	673,821
Depreciation of property, plant and equipment	508,934	456,522	348,415
Amortization of intangible assets	17,805	25,374	35,275
Maintenance expenses	467,090	519,625	480,496
Office expenses	8,513	8,586	7,350
Insurance	9,674	8,769	7,968
Charge of obsolescence allowance	8,413	17,322	(4,028)
Recovery from sales of scrap and by-products	(23,793)	(27,744)	(25,973)
Others	17,550	15,799	31,631

Less: Inventories at the end of the year	(2,158,298)	(2,689,829)	(2,550,930)

Cost of Sales	8,452,440	8,483,328	7,403,025

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

7. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2019	2018	2017

Services and fees (1)	79,283	76,066	86,990
Labor cost	215,418	241,552	229,529
Depreciation of property, plant and equipment	16,034	13,561	12,345
Amortization of intangible assets	118,339	93,842	78,264
Maintenance and expenses	4,894	5,096	5,038
Taxes	104,014	95,072	98,786
Office expenses	35,956	35,663	35,922
Freight and transportation	307,958	300,676	259,898
(Decrease) Increase of allowance for doubtful accounts	(293)	1,629	685
Others	15,872	13,607	16,790

Selling, general and administrative expenses	897,475	876,764	824,247
(1) For the year ended December 31, 2019, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,804, including USD 3,485 for audit services, USD 54 for audit-related services, USD 190 for tax services and USD 75 for all other services.
For the year ended December 31, 2018, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 4,704, including USD 3,937 for audit services, USD 61 for audit-related services, USD 281 for tax services and USD 425 for all other services.
For the year ended December 31, 2017, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,501, including USD 2,863 for audit services, USD 91 for audit-related services, USD 229 for tax services and USD 318 for all other services.

8. LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2019	2018	2017

Wages, salaries and social security costs	759,678	884,536	849,354
Termination benefits	28,269	26,601	25,783
Post-employment benefits (Note 21 (i))	39,086	29,862	28,213

Labor costs	827,033	940,999	903,350
As of December 31, 2019, 2018 and 2017, the number of employees was 19,863, 20,660 and 21,335, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

9. OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2019	2018	2017

Results of sundry assets	258	1,895	1,190
Provision for legal claims and other matters (Note 19 and 25 (ii))	1,997	7,625	—
Other operating income	19,408	4,136	—

Other operating income	21,663	13,656	1,190

Provision for legal claims and other matters (Note 19 and 25 (ii))	—	—	(2,783)
Other operating expense	—	—	(14,647)

Other operating expense	—	—	(17,430)

Other operating income (expenses), net	21,663	13,656	(16,240)

10. OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2019	2018	2017

Interest expense	(88,284)	(131,172)	(114,583)

Finance expense	(88,284)	(131,172)	(114,583)

Interest income	29,071	21,236	19,408

Finance income	29,071	21,236	19,408

Net foreign exchange (loss) gain	(136,897)	(177,645)	(65,479)
Inflation adjustment results (Note 4 (cc))	117,956	191,427	—
Change in fair value of financial assets	—	—	(1,057)
Derivative contract results	(10,831)	(99,259)	4,132
Others	(9,984)	15,837	(7,511)

Other financial income (expenses), net	(39,756)	(69,640)	(69,915)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

11. INCOME TAX EXPENSE
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2019	2018	2017

Current tax
Current tax	(256,460)	(588,773)	(450,384)
Effect of changes in tax law (1)	4,178	(28,596)	—

Deferred tax (Note 20)
Deferred tax	38,785	232,485	106,047
Effect of changes in tax law (1)	16,979	—	7,455
Recovery of income tax (2)	—	15,449	—

Income tax expense	(196,519)	(369,435)	(336,882)
(1) For 2019, it includes mainly the application of the new tax law in Argentina that enables the tax inflation adjustment. The reduction of the tax rate in Argentina enacted in 2017 was modified in 2019, setting the corporate income tax rate to 30% for the year 2020 and to 25% from the year 2021 going forward.
For 2018, it includes mainly the option exercised by the Company of the asset revaluation for tax purposes in Argentina, for which an amount of USD 28.6 million was included.
For 2017, it includes mainly the effects of the Argentine tax reform, which became effective starting January 1, 2018, including a reduction in the corporate income tax rate from 35% to 30% during the first two years (i.e., fiscal years starting on or after January 1, 2018 until December 31, 2019, inclusive) and to 25% going forward. Also, a one-time tax on an asset revaluation for tax purposes was approved.
It also includes the effects of the US tax reform, which among other provisions, reduced the US corporate tax rate from 35% to 21%, effective January 1, 2018. This required a revaluation of the deferred tax assets and liabilities and certain current tax payables to the newly enacted tax rates at the date of enactment. Consequently, the Company has recorded a net adjustment to deferred income tax benefit of USD 5.2 million for the year ended December 31, 2017.
(2) It includes the recovery of tax credits in Ternium Brasil Ltda.

Income tax expense for the years ended December 31, 2019, 2018 and 2017 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2019	2018	2017

Income before income tax	826,564	2,031,567	1,359,809

Income tax expense at statutory tax rate	(247,592)	(604,493)	(387,666)
Non taxable income	71,101	102,870	16,232
Non deductible expenses	(476)	(16,201)	(24,070)
Effect of currency translation on tax base (1)	33,133	161,536	51,167
Increase of unrecognized tax losses carried-forward	(73,842)	—	—
Recovery of income tax	—	15,449	—
Effect of changes in tax law	21,157	(28,596)	7,455

Income tax expense	(196,519)	(369,435)	(336,882)
(1) Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico.
Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

)

12. PROPERTY, PLANT AND EQUIPMENT, NET
(1) Property, plant and equipment,net

	Year ended December 31, 2019
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	587,174	3,303,174	6,803,932	264,782	617,950	124,220	55,288	11,756,520
Accumulated depreciation	—	(1,520,976)	(4,131,978)	(217,394)	—	(13,275)	(5,918)	(5,889,541)

Net book value at January 1, 2019	587,174	1,782,198	2,671,954	47,388	617,950	110,945	49,370	5,866,979

Opening net book value	587,174	1,782,198	2,671,954	47,388	617,950	110,945	49,370	5,866,979
Effect of initial recognition under IFRS 16	—	—	—	—	—	—	280,493	280,493
Translation differences	(596)	(16,174)	(59,329)	(316)	(1,716)	(1,089)	(1,263)	(80,483)
Additions	7,531	9,367	2,063	4,821	923,599	38,476	40,864	1,026,721
Capitalized borrowing costs	—	—	—	—	16,085	—	—	16,085
Disposals / Consumptions	—	(750)	(117)	(1,204)	(2,988)	(21,489)	(18,901)	(45,449)
Transfers	326	154,544	264,122	14,843	(433,582)	(50)	—	203
Depreciation charge	—	(135,163)	(324,112)	(15,167)	—	(6,421)	(44,105)	(524,968)

Closing net book value	594,435	1,794,022	2,554,581	50,365	1,119,348	120,372	306,458	6,539,581
Values at the end of the year
Cost	594,435	3,412,904	6,931,970	268,398	1,119,348	140,028	355,928	12,823,011
Accumulated depreciation	—	(1,618,882)	(4,377,389)	(218,033)	—	(19,656)	(49,470)	(6,283,430)
Net book value at December 31, 2019	594,435	1,794,022	2,554,581	50,365	1,119,348	120,372	306,458	6,539,581

	Year ended December 31, 2018
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	562,042	2,096,959	4,927,478	151,883	456,021	113,188	—	8,307,571
Accumulated depreciation	—	(563,523)	(2,286,828)	(104,303)	—	(3,164)	—	(2,957,818)

Net book value at January 1, 2018	562,042	1,533,436	2,640,650	47,580	456,021	110,024	—	5,349,753

Opening net book value	562,042	1,533,436	2,640,650	47,580	456,021	110,024	—	5,349,753
Effect of initial inflation adjustment (Note 16)	19,646	434,683	282,577	5,698	25,568	19,858	—	788,030
Translation differences	(2,217)	(140,879)	(124,066)	(5,102)	(29,005)	(10,836)	—	(312,105)
Additions	1,888	4,083	3,647	3,569	446,002	23,880	—	483,069
Capitalized borrowing costs	—	—	—	—	7,368	—	—	7,368
Disposals / Consumptions	—	(93)	(2,186)	(1,236)	(3,563)	(24,470)	—	(31,548)
Transfers	5,815	80,197	187,284	11,726	(284,441)	2,543	—	3,124
Depreciation charge	—	(129,229)	(315,952)	(14,847)	—	(10,055)	—	(470,083)

Closing net book value	587,174	1,782,198	2,671,954	47,388	617,950	110,944	—	5,817,608

Values at the end of the year
Cost	587,174	3,303,174	6,803,932	264,782	617,950	124,220	—	11,701,232
Accumulated depreciation	—	(1,520,976)	(4,131,978)	(217,394)	—	(13,275)	—	(5,883,623)

Net book value at December 31, 2018	587,174	1,782,198	2,671,954	47,388	617,950	110,945	—	5,817,609

Page 53 de 90

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

)

12. PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(2) Right-of-use assets

	Right-of-use assets
	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	—	55,288	—	55,288
Accumulated depreciation	—	(5,918)	—	(5,918)

Net book value at January 1, 2019	—	49,370	—	49,370

Opening net book value	—	49,370	—	49,370
Effect of initial recognition under IFRS 16	226,936	52,469	1,088	280,493
Translation differences	(115)	(1,148)	—	(1,263)
Net additions	18,931	21,933	—	40,864
Disposal/Derecognition	—	(18,094)	(807)	(18,901)
Depreciation charge	(28,895)	(14,929)	(281)	(44,105)

Closing net book value	216,857	89,601	—	306,458

Values at the end of the year
Cost	245,752	110,176	—	355,928
Accumulated depreciation	(28,895)	(20,575)	—	(49,470)

Net book value at December 31, 2019	216,857	89,601	—	306,458

The cost related to variable-lease payments that do not depend on an index or rate amounted to USD 17.4 million for the year ended December 31, 2019. The expenses related to leases for which the Company applied the practical expedient described in paragraph 5 (a) of IFRS 16 (leases with contract term of less than 12 months) amounted to USD 3.4 million for the year ended December 31, 2019.

Page 54 de 90

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

13. INTANGIBLE ASSETS, NET

	Year ended December 31, 2019
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	320,600	216,203	23,209	604,931	73,935	662,307	1,901,185
Accumulated depreciation	(248,839)	(139,915)	—	(425,972)	(73,935)	—	(888,661)

Net book value at January 1, 2019	71,761	76,288	23,209	178,959	—	662,307	1,012,524

Opening net book value	71,761	76,288	23,209	178,959	—	662,307	1,012,524
Translation differences	(463)	—	—	—	—	—	(463)
Additions	31,812	12,580	24,265	—	—	—	68,657
Transfers	(738)	27,954	(27,952)	—	—	—	(736)
Depreciation charge	(27,991)	(12,305)	—	(95,848)	—	—	(136,144)

Closing net book value	74,381	104,517	19,522	83,111	—	662,307	943,838

Values at the end of the year
Cost	342,857	256,736	19,522	604,929	73,935	662,307	1,960,286
Accumulated depreciation	(268,476)	(152,219)	—	(521,818)	(73,935)	—	(1,016,448)

Net book value at December 31, 2019	74,381	104,517	19,522	83,111	—	662,307	943,838

	Year ended December 31, 2018
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	249,379	216,196	10,333	604,931	73,935	662,307	1,817,081
Accumulated depreciation	(188,470)	(121,859)	—	(340,238)	(73,935)	—	(724,502)

Net book value at January 1, 2018	60,909	94,337	10,333	264,693	—	662,307	1,092,579

Opening net book value	60,909	94,337	10,333	264,693	—	662,307	1,092,579
Effect of initial inflation adjustment (Note 4 (cc))	4,966	—	—				4,966
Translation differences	(6,674)	—	—	—	—	—	(6,674)
Additions	27,594	10,243	2,641	—	—	—	40,478
Disposals / Consumptions	(87)	—	—	—	—	—	(87)
Transfers	480	(10,237)	10,235	—	—	—	478
Depreciation charge	(15,427)	(18,055)	—	(85,734)	—	—	(119,216)

Closing net book value	71,761	76,288	23,209	178,959	0	662,307	1,012,524

Values at the end of the year
Cost	320,600	216,203	23,209	604,931	73,935	662,307	1,901,185
Accumulated depreciation	(248,839)	(139,915)	0	(425,972)	(73,935)	0	(888,661)

Net book value at December 31, 2018	71,761	76,288	23,209	178,959	—	662,307	1,012,524
The Company has not registered any impairment charges in connection with Goodwill.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

14. INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2019	2018

At the beginning of the year	495,241	478,348

Equity in earnings of non-consolidated companies	60,967	102,772
Other comprehensive income	(39,449)	(77,042)
Dividends from non-consolidated companies	(3,111)	(8,837)

At the end of the year	513,648	495,241

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

			Voting rights at		Value at
Company	Country of incorporation	Main activity	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	486,643	480,084
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	21,573	10,291
Other non-consolidated companies (1)					5,432	4,866

					513,648	495,241
(1) It includes the investment held in Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.
(a)Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS
Ternium, through its subsidiaries Ternium Investments S.à r.l. (“Ternium Investments”), Ternium Argentina S.A. (“Ternium Argentina”) and Prosid Investments S.A. (“Prosid”), owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (“Usiminas”), the largest flat steel producer in Brazil for the energy, automotive and other industries.

Ternium Investments, Ternium Argentina and Prosid, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. The other members of Usiminas’ control group are Previdência Usiminas (Usiminas’ employee pension fund) and the so-called NSSMC Group, comprising Nippon Steel & Sumitomo Metal Corporation Group (“NSSMC”), Nippon Usiminas Co., Ltd., Metal One Corporation and Mitsubishi Corporation do Brasil, S.A.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

14. INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)
As of December 31, 2019, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 9.87 (approximately USD 2.45; December 31, 2018: BRL 11.44 - USD 2.95) per ordinary share and BRL 9.51 (approximately USD 2.36; December 31, 2018: BRL 9.22 - USD 2.38) per preferred share, respectively. Accordingly, as of December 31, 2019, Ternium’s ownership stake had a market value of approximately USD 614.1 million and a carrying value of USD 486.6 million.
The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

As of December 31, 2019 and 2018, the value of the investment in Usiminas is comprised as follows:

	USIMINAS
Value of investment	As of December 31, 2019	As of December 31, 2018

At the beginning of the year	480,084	466,299
Share of results (1)	48,502	97,733
Other comprehensive income	(38,896)	(75,195)
Dividends	(3,047)	(8,753)

At the end of the year	486,643	480,084
(1) It includes the adjustment of the values associated to the purchase price allocation.
The investment in Usiminas is based in the following calculation:

Usiminas' shareholders' equity	3,484,115
Percentage of interest of the Company over shareholders' equity	20.42%

Interest of the Company over shareholders' equity	711,558

Purchase price allocation	73,264
Goodwill	257,879
Impairment	(556,058)

Total Investment in Usiminas	486,643

On February 14, 2020, Usiminas approved its annual accounts as of and for the year ended December 31, 2019.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

14. INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

	USIMINAS
Summarized balance sheet (in million USD)	As of December 31, 2019	As of December 31, 2018

Assets
Non-current	4,336	4,697
Current	1,721	1,711
Other current investments	166	151
Cash and cash equivalents	311	286

Total Assets	6,534	6,845

Liabilities
Non-current	718	544
Non-current borrowings	1,237	1,389
Current	687	740
Current borrowings	30	121

Total Liabilities	2,672	2,794

Non-controlling interest	378	369

Shareholders' equity	3,484	3,682

	USIMINAS
Summarized income statement (in million USD)	As of December 31, 2019	As of December 31, 2018

Net sales	3,790	3,766
Cost of sales	(3,312)	(3,154)
Gross Profit	478	612
Selling, general and administrative expenses	(181)	(213)
Other operating income (loss), net	(100)	(153)
Operating income	197	246
Financial expenses, net	(132)	15
Equity in earnings of associated companies	46	70
Profit (Loss) before income tax	110	331
Income tax benefit	(16)	(110)
Net profit (loss) before non-controlling interest	94	221
Non-controlling interest in other subsidiaries	(41)	(28)
Net profit (loss) for the year	53	193
(a)Techgen S.A. de C.V.
Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1st, 2016 and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts. During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to USD 127.7 million as of December 31, 2019, and which are due in June 2026. For commitments from Ternium in connection with Techgen, see note 25.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

15. RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2019	2018

Receivables with related parties (Notes 26 and 14 (b))	126,948	151,388
Employee advances and loans	1,572	2,425
Advances to suppliers for the purchase of property, plant and equipment	50,079	74,741
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 26)	7,827	7,493
Other receivables (note 3 (c)(iii))	254,446	264,683
Tax credits	150,721	146,711
Others	972	2,006

Receivables, net – Non-current	592,565	649,447

	As of December 31,
	2019	2018

Value added tax	162,121	156,627
Tax credits	99,315	72,957
Employee advances and loans	3,667	4,701
Advances to suppliers	10,134	15,563
Advances to suppliers with related parties (Note 26)	16,126	2,854
Expenses paid in advance	9,781	15,862
Government tax refunds on exports	14,805	17,311
Receivables with related parties (Note 26)	3,696	9,536
Others	15,068	14,339

Receivables, net – Current	334,713	309,750

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
16. TRADE RECEIVABLES, NET - NON CURRENT AND CURRENT

	As of December 31,
	2019	2018

Trade receivables	897	4,766

Trade receivables, net – Non-current	897	4,766

Current accounts	920,937	1,096,072
Trade receivables with related parties (Note 26)	41,696	46,744
Allowance for doubtful accounts (Note 19)	(12,961)	(14,346)

Trade receivables, net - Current	949,672	1,128,470

	Trade receivables, net as of December 31, 2019
	Total	Fully performing	Past due

Guaranteed	469,087	424,052	45,035
Not guaranteed	494,443	453,184	41,259

Trade receivables	963,530	877,236	86,294

Allowance for doubtful accounts (Note 19)	(12,961)	—	(12,961)

Trade receivables, net	950,569	877,236	73,333

	Trade receivables, net as of December 31, 2018
	Total	Fully performing	Past due

Guaranteed	564,015	502,822	61,193
Not guaranteed	583,567	532,214	51,353

Trade receivables	1,147,582	1,035,036	112,546

Allowance for doubtful accounts (Note 19)	(14,346)	—	(14,346)

Trade receivables, net	1,133,236	1,035,036	98,200

17. INVENTORIES, NET

	As of December 31,
	2019	2018

Raw materials, materials and spare parts	731,901	850,182
Goods in process	975,553	1,187,071
Finished goods	396,401	464,154
Goods in transit	116,610	243,876
Obsolescence allowance (Note 19)	(62,167)	(55,454)

Inventories, net	2,158,298	2,689,829

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

18. CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS – NON CURRENT AND CURRENT

	As of December 31,
	2019	2018

Investments in debt instruments	3,001	6,943
Other investments	252	252

Other investments, net – Non-current	3,253	7,195

	As of December 31,
	2019	2018

(i) Other investments
Other deposits with maturity of more than three months	212,271	44,529

Other investments - Current	212,271	44,529
(ii) Cash and cash equivalents
Cash and banks	115,575	87,863
Restricted cash	69	2,216
Short-term bank deposits	199,878	140,456
Other deposits with maturity of less than three months	204,443	20,006

Cash and cash equivalents	519,965	250,541

19. ALLOWANCES AND PROVISIONS - NON CURRENT AND CURRENT

Provisions and allowances - Non current
	Liabilities	Liabilities
	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2019
Values at the beginning of the year	643,950	24,554
Translation differences	(25,701)	1,077
Additions	2,689	925
Reversals	(4,417)	—
Uses	(3,170)	—

At December 31, 2019	613,351	26,556

Year ended December 31, 2018

Values at the beginning of the year	768,517	27,829
Effect of initial inflation adjustment (note 4 (cc))	1,315	—
Translation differences	(113,571)	82
Additions	6,438	5,383
Reversals	(14,097)	(8,740)
Uses	(4,652)	—

At December 31, 2018	643,950	24,554

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

19. ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2019

Values at the beginning of the year	14,346	55,454	9,851
Translation differences	(285)	(458)	348
Additions	787	18,036	5,201
Reversals	(1,080)	(9,623)	—
Uses	(807)	(1,242)	(6,898)

At December 31, 2019	12,961	62,167	8,502

Year ended December 31, 2018

Values at the beginning of the year	16,543	36,197	2,659
Effect of initial inflation adjustment (note 4 (cc))	202	6,530	—
Translation differences	(2,076)	(2,384)	(10)
Additions	2,732	22,822	7,659
Reversals	(1,103)	(5,500)	—
Uses	(1,952)	(2,211)	(457)

At December 31, 2018	14,346	55,454	9,851

20. DEFERRED INCOME TAX
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	As of December 31,
	2019	2018

At the beginning of the year	(340,207)	(392,265)
Translation differences	25,166	(7,201)
Effect of changes in tax law (note 11)	16,979	—
Effect of initial inflation adjustment	—	(182,773)
Credits (Charges) directly to other comprehensive income	19,537	9,547
Deferred tax (charge) credit (note 11)	38,785	232,485

At the end of the year	(239,740)	(340,207)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

20. DEFERRED INCOME TAX (continued)
The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2019

At the beginning of the year	(522,455)	(41,316)	(15,926)	(1,088)	(580,785)

Translation differences	27,077	2,604	316	—	29,997
Income statement credit (charge)	58,002	(24,748)	(1,499)	(101)	31,654

At the end of the year	(437,376)	(63,460)	(17,109)	(1,189)	(519,134)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other	Total at December 31, 2019

At the beginning of the year	72,947	11,265	33,382	122,984	240,578

Translation differences	(572)	(539)	—	(3,720)	(4,831)
Credits (Charges) directly to other comprehensive income	—	—	—	19,537	19,537
Effect of changes in tax law	—	—	—	16,979	16,979
Income statement credit (charge)	(26,721)	(526)	9,384	24,994	7,131

At the end of the year	45,654	10,200	42,766	180,774	279,394
(1) As of December 31, 2019, the recognized deferred tax assets on tax losses amount to USD 42,766 and there are net unrecognized deferred tax assets of USD 0.4 billion and unrecognized tax losses amounting to USD 1.4 billion. These two last effects are connected to the acquisition of Ternium Brasil (see note 3).

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2018

At the beginning of the year	(539,839)	(57,006)	(18,692)	(2,056)	(617,593)

Translation differences	9,726	527	497	(688)	10,062
Effect of initial inflation adjustment	(161,044)	(20,967)	(762)	—	(182,773)
Income statement credit (charge)	168,702	36,130	3,031	1,656	209,519

At the end of the year	(522,455)	(41,316)	(15,926)	(1,088)	(580,785)

Deferred tax assets	Provisions	Trade receivables	Tax losses (2)	Other	Total at December 31, 2018

At the beginning of the year	61,101	8,200	43,355	112,672	225,328

Translation differences	(6,036)	(1,089)	—	(10,137)	(17,263)
Charges directly to other comprehensive income	—	—	—	9,547	9,547
Income statement credit (charge)	17,882	4,154	(9,973)	10,903	22,966

At the end of the year	72,947	11,265	33,382	122,984	240,578
(2) As of December 31, 2018, the recognized deferred tax assets on tax losses amount to USD 33,383 and there are net unrecognized deferred tax assets of USD 0.4 billion and unrecognized tax losses amounting to USD 1.3 billion. These two last effects are connected to the acquisition of Ternium Brasil (see note 3).

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 201, 2018 and 2017

20. DEFERRED INCOME TAX (continued)
The amounts shown in the statement of financial position (prior to offsetting the balances within the same tax jurisdiction) include the following:

	As of December 31,
	2019	2018

Deferred tax assets to be recovered after more than 12 months	203,607	153,681
Deferred tax assets to be recovered within 12 months	75,787	86,897
Deferred tax liabilities to be settled after more than 12 months	(454,763)	(538,854)
Deferred tax liabilities to be settled within 12 months	(64,371)	(41,931)

	(239,740)	(340,207)

21. OTHER LIABILITIES-NON CURRENT AND CURRENT

	As of December 31,
	2019	2018

(i) Other liabilities - Non current

Post-employment benefits	405,935	312,293
Other employee benefits	44,496	38,891
Asset retirement obligation (note 19) (1)	26,556	24,554
Other	30,616	38,803

Other liabilities – Non-current	507,603	414,541
(1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2019	2018

Present value of unfunded obligations	405,935	312,293

Liability in the statement of financial position	405,935	312,293
The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2019	2018

Current service cost	11,293	7,284
Interest cost	27,310	22,578

Total included in labor costs	39,086	29,862

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 201, 2018 and 2017

21. OTHER LIABILITIES-NON CURRENT AND CURRENT (continued)
Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2019	2018

At the beginning of the year	312,293	275,950
Transfers, new participants and funding of the plan	(6)	(3,177)
Total expense	39,086	29,862
Remeasurements	67,601	38,263
Effect of changes in demographic assumptions	674	22,575
Effect of changes in financial assumptions	55,059	2,272
Effect of experience adjustments	11,868	13,416
Translation differences	12,228	(283)
Contributions paid	(25,267)	(28,322)

At the end of the year	405,935	312,293

The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2019	2018

Discount rate	7,25%	8,75%
Compensation growth rate	6.00% - 7.00%	6.00% - 7.00%

	Year ended December 31,
Argentina	2019	2018

Discount rate	6.00% - 7.00%	6.00% - 7.00%
Compensation growth rate	2.00% - 3.00%	2.00% - 3.00%

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-9.4%	11.7%
Compensation growth rate	1.00%	1.8%	-4.3%
Pension growth rate	1.00%	-1.3%	1.6%
Life expectancy	1 year	-1.7%	1.7%

The estimated future payments for the next five years will be between 25.1 million and 32.6 million per year.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 201, 2018 and 2017

21. OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2019	2018

(ii) Other liabilities - Current

Payroll and social security payable	107,999	177,407
VAT liabilities	58,799	79,060
Other tax liabilities	38,153	36,203
Termination benefits	493	1,501
Related Parties (Note 26)	2,074	3,341
Asset retirement obligation (Note 19)	8,502	9,851
Others	24,914	43,853

Other liabilities – Current	240,934	351,216

22. DERIVATIVE FINANCIAL INSTRUMENTS
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments at December 31, 2019 and 2018 were as follows:

	As of December 31,
	2019	2018

Contracts with positive fair value
Interest rate swap contracts	—	818
Foreign exchange contracts	1,196	770

	1,196	1,588

Contracts with negative fair value
Interest rate swap contracts	(17)	—
Foreign exchange contracts	(3,007)	(12,981)

	(3,024)	(12,981)
Derivative financial instruments breakdown is as follows:
(a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2019, most of the Company’s long-term borrowings were at variable rates.
During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of USD 100 million, at an average rate of 1.92%. These agreements are effective from July 2014, will due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2019, the after-tax cash flow hedge reserve related to these agreements amounted to USD (0.1) million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 201, 2018 and 2017
22. DERIVATIVE FINANCIAL INSTRUMENTS (continued)
Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2017	810	(129)	681

(Decrease) / Increase	(14)	(108)	(122)
Reclassification to income statement	(117)	35	(82)

At December 31, 2018	679	(202)	477

(Decrease) / Increase	(475)	142	(333)
Reclassification to income statement	(276)	83	(193)

At December 31, 2019	(72)	23	(49)

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2019 (amounting to a loss of USD 0.1 million) is expected to be reclassified to the income statements in accordance to the payments of interests in connection with the borrowings hedged by these derivative contracts, during 2020 and up to the end of the life of the borrowing in 2022.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD, in accordance with the Company’s policy for derivative instruments.

During 2019, Ternium Argentina entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated by Argentine peso-denominated financial assets and liabilities.

Furthermore, during 2019, 2018 and 2017, Ternium Colombia S.A.S. has entered into non-deliverable forward agreements to manage the exposure of certain actual and future trade receivables denominated in its local currency. As of December 31, 2019, the notional amount on these agreements amounted to USD 70.2 million.

During 2019 and 2018, Ternium Mexico entered into a several forward agreement in order to manage the exchange rate exposure generated by future payables in EUR related to the investment plan. As of December 31, 2019, the notional amount on these agreement amounted to USD 146.5 million.

During 2019 and 2018, Ternium Investments S.à r.l., entered into several forward agreements in order to manage the exchange rate exposure generated by the consolidated financial position in EUR, including future payables in EUR related to the investment plan of Ternium del Atlántico and future receivables in EUR related to sales of Ternium Internacional España, among others. As of December 31, 2019, the notional amount on these agreements amounted to USD 10.9 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 201, 2018 and 2017

22. DERIVATIVE FINANCIAL INSTRUMENTS (continued)
The net fair values of the exchange rate derivative contracts as of December 31, 2019 and December 31, 2018 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2019	2018

EUR/USD	ND Forward - Buy EUR	140.8 million EUR	1,196	(12,954)
COP/USD	ND Forward - Sell COP	241.9 billion COP	(3,007)	109
BRL/USD	ND Forward - Buy BRL	34.5 million BRL	—	(493)
EUR/USD	ND Forward - Sell EUR	1.9 million EUR	—	(27)
BRL/USD	ND Forward - Sell BRL	32.0 million BRL	—	1,154
			(1,811)	(12,211)
ARS: Argentine pesos; COP: Colombian pesos; EUR: Euros; USD: US dollars; BRL: Brazilian reais.

23. LEASES LIABILITIES

	Lease liabilities
	Current	Non Current	Total

Values at the beginning of the year	8,030	65,798	73,828
Effect of initial recognition under IFRS 16	34,848	245,645	280,493
Translation differences	2,659	(7,139)	(4,480)
Net proceeds	1,474	24,545	26,019
Repayments	(38,569)	—	(38,569)
Interest accrued	16,755	—	16,755
Interest paid	(15,281)	—	(15,281)
Reclassifications	30,630	(30,630)	—

As of December 31, 2019	40,546	298,219	338,765

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019, was of 4.05%.

	As of December 31, 2019	As of December 31, 2018
Commitments in relation to finance leases are payable as follows:
Within one year	55,670	8,328
Later than one year but not later than five years	197,956	33,312
Later than five years	204,101	71,482
Minimum lease payments	457,727	113,122
Future finance charges	(118,962)	(39,294)
Total Financial lease liabilities	338,765	73.828

The present value of finance lease liabilities is as follows:
Within one year	40,546	8,030
Later than one year but not later than five years	149,830	27,208
Later than five years	148,389	38,590
Total minimum lease payments	338,765	73,828

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

24. BORROWINGS

	As of December 31,
	2019	2018

(i) Non-current

Bank borrowings	1,639,604	1,648,124
Less: debt issue costs	(10,712)	(11,023)

	1,628,892	1,637,101

(ii) Current

Bank borrowings	564,497	404,390
Less: debt issue costs	(4,715)	(4,534)

	559,782	399,856

Total Borrowings	2,188,674	2,036,957

The maturity of borrowings is as follows:

	Expected Maturity Date
			2022 and	At December 31, (1)
	2020	2021	thereafter	2019	2018

Fixed Rate	165,623	—	—	165,623	289,883
Floating Rate	394,159	308,847	1,320,045	2,023,051	1,747,074

Total	559,782	308,847	1,320,045	2,188,674	2,036,957
(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately. Fixed rate borrowings are uncommitted short-term revolving loans and their fair value approximates to their carrying amount.

The weighted average interest rates - which incorporate instruments denominated mainly in US dollars which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2019	2018

Bank borrowings	2.94%	3.65%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2019 and 2018, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

24. BORROWINGS (continued)

Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2019	2018

USD	Floating	1,977,617	1,747,074
USD	Fixed	148,712	262,873
ARS	Floating	10	—
MXN	Floating	14,789	—
COP	Floating	30,634	—
COP	Fixed	16,912	17,009
GTQ	Fixed	—	10,001

		2,188,674	2,036,957
USD: US dollars; ARS: Argentine pesos; COP: Colombian pesos; GTQ: Guatemalan quetzals; MXN: Mexican pesos.

Ternium’s most significant borrowings as of December 31, 2019, were those incurred under Ternium México’s syndicated loan facilities, in order to finance the construction of its hot rolling mill, hot-dip galvanizing and painting lines in Pesquería, under Tenigal’s syndicated loan facility, in order to finance the construction of its hot-dipped galvanizing mill in Pesquería, Mexico, under Ternium Investments S.à r.l., in order to finance the acquisition of Ternium Brasil, and under Ternium Brasil’s syndicated loan facility, in order to finance solely activities related to its exports of goods:

			In USD million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2019	Maturity

Years 2012 and 2013	Tenigal	Syndicated loan	200	75	July 2022
September 2017	Ternium Investments S.à r.l.	Syndicated loan	1,500	400	September 2022
June 2018	Ternium Mexico	Syndicated loan	1,000	875	June 2023
August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio). As of December 31, 2019, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

25. CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Ternium is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Ternium has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Ternium was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Ternium’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in its consolidated financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Ternium could incur a charge to earnings which could have a material adverse effect on Ternium’s results of operations, financial condition, net worth and cash flows.

For the contingencies related to Ternium Brasil, please refer to note 3.

(i) Tax claims and other contingencies

(a) Companhia Siderúrgica Nacional (CSN) - Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and TenarisConfab. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

25. CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal of the decision issued by the court of appeals by the Superior Court of Justice. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision has been recorded in these Consolidated Financial Statements.

(b) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the CVM determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter.

On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in 2019. In addition, on April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

25. CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(c) Potential Mexican income tax adjustment
In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 59.7 million, including interest and fines. Additionally, in September 2018, the Mexican tax authority, as a result of a tax audit for the fiscal year 2011 to Ternium Mexico, as predecessor of APM, objected mainly the deduction of the tax loss remaining for the year 2008, for which the estimated income tax adjustment would be of approximately USD 27.3 million, including interest and fines.

Ternium Mexico requested an injunction from the Mexican courts against the audit observations for the year 2008 and the fiscal credit of the year 2011, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this uncertain tax position is not probable and, accordingly, no provision has been recorded in its financial statements.

(d) Putative Class action
Following the Company’s November 27, 2018 announcement that its chairman Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), a putative class action complaint was filed in the U.S. District Court for the Eastern District of New York. On January 31, 2019, the court appointed lead plaintiff and lead counsel. On June 17, 2019, the lead plaintiff filed an amended complaint purportedly on behalf of purchasers of Ternium securities from May 1, 2014 through November 27, 2018. The individual defendants named in the amended complaint are our chairman, our former CEO, our current CEO and our CFO. That complaint alleges that during the class period, the Company and the individual defendants inflated the price of Ternium’s ADSs by failing to disclose that sale proceeds received by Ternium when Sidor was expropriated by Venezuela were received or expedited as a result of alleged improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. Defendants’ motions to dismiss are expected to be decided during 2020. Management believes the Company has meritorious defenses to these claims; however, at this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

25. CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Ternium Argentina signed agreements to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2021, for an estimated total amount of USD 462.4 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
– 7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.
– 15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

(b) Ternium Argentina also signed various contracts for the provision of natural gas, including Tecpetrol, a related company of Ternium, assuming firm commitments for a total of USD 35.9 million payable until April 2021.

(c) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon until 2021, for an aggregate amount of USD 15.8 million, which is due to terminate in 2032.

(d) On April 24, 2017, Ternium Mexico entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen, S.A. de C.V. for the supply of 699 MW (which represents 78% of Techgen’s capacity) and covers most of Ternium Mexico’s facilities electricity needs. Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), Ternium Mexico has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by Comisión Federal de Electricidad (“CFE”) or its successors. Ternium Mexico may instruct Techgen to sell to any affiliate of Ternium Mexico, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and Ternium Mexico will benefit from the proceeds of such sale.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

25. CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(e) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply of energy to four of Ternium Mexico’s plants. On March 31, 2008, two of those plants were terminated by Iberdrola. The contracted electrical demand as of December 31, 2018, is 51.7 MW. Iberdrola currently supplies approximately 7% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW originally contracted capacity, resulting over time in a total value of USD 83.4 million. In addition, Iberdrola agreed to recognize to Ternium México USD 15.0 million through discounted rates. The above-mentioned credit and discount ended in June 2019 and Ternium Mexico’s rates under the contract are now market rates with a 2.5% discount; however Ternium Mexico is entitled to terminate the contract without penalty.

(f) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. The total investment commitment of Ternium México and Ferromex was already invested as of December 31, 2019. Under the agreement, Ternium Mexico has guaranteed to Ferromex its services for the minimum average transport load of 200,000 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200,000 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

(g) Ternium México issued a guarantee letter covering up to approximately USD 25.0 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), under the natural gas trading agreement between GIMSA and BP Energía México (“BPEM”). The credit line granted by BPEM in connection with this natural gas trading agreement amounted to approximately USD 25.0 million. As of December 31, 2019, the outstanding amount under the natural gas trading agreement was USD 14.0 million, which is below the amount included in the guarantee letter issued by Ternium México.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

25. CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(h) On June, 2018, Ternium Mexico entered into a loan agreement with a syndicate of banks for a USD 1,000 million syndicated loan facility for the purpose of financing capital expenditures, the repayment or prepayment of existing debt, and other general corporate purposes. The loan has a one year availability period in which Ternium Mexico can disburse in one or several drawings. The Company entered the Facility on June 12, 2018, and the final maturity date is on June 12, 2023, being payable in eight consecutive and equal semi-annual installments commencing on December 13, 2019. The main financial covenant that the Facility requires to meet is the consolidated net senior leverage ratio to be not greater than 3.5 to 1.00. As of December 31, 2019, USD 1000 million were disbursed under the facility and the Company complied with the aforementioned financial covenant.

(i) Ternium Mexico issued a guarantee letter covering up to approximately USD 60.8 million of the obligations of Techgen, S.A. de C.V. (“Techgen”), under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power (“ENEL”). The amount equals the remnant balance if Techgen decides to terminate the agreement prior to the expiration date (and decreases as time of the contract passes). The contract was signed in May 25, 2018 and terminates on June 30, 2041.

(j) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of December 31, 2019, the outstanding value of this commitment was approximately USD 236 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 115 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2019.

(k) Ternium issued two Corporate Guarantee in favor of Credit Agricole CIB and Natixis covering 48% of the funding of the Debt Service Reserve Account, a collateral account under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement dated as of February 13, 2019, amounted to USD 640 million and the proceeds were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks, which funds were used in the construction of the facility. As of December 31, 2019, the outstanding aggregated amount under the Corporate Guarantees was USD 44.6 million, as a result the amount guaranteed by Ternium was approximately USD 21.4 million. The main covenants under the Corporate Guarantee are limitations to the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2019, Techgen and Ternium, as guarantor, were in compliance with all of their covenants.

(l) During 2006, CSA, the predecessor of Ternium Brasil, has entered into a 15-year contract denominated “Contrato de comercialização de energia elétrica no ambiente regulado - CCEAR por disponibilidade” to provide electric energy to 24 distributors starting on 2011. Under this contract, Ternium Brasil has to provide 200 MW average per year and the price is adjusted by the Brazilian inflation index. The penalty for not delivering the volume of energy of the contract is the difference between the spot price and the unit variable cost (calculated and published by the Agéncia Nacional de Energía Elétrica), calculated per hour.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

25. CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(m) Ternium Brasil signed an exclusivity agreement with Vale S.A. for the purchase of iron ore (pellets, sinter feed and lump ore), which is due to terminate in 2029. The total purchased volume, in accordance with the actual production capacity, is of approximately 8.0 million tons per year. Ternium Brasil has not the obligation to take or pay the mentioned volume and only should pay logistic costs in case of not purchasing the contracted volume.
(n) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. As of December 31, 2019, the outstanding amount of this commitment was USD 157.0 million.

(o) Ternium Brasil also signed on November 2007 a contract with Primetals Technologies Brazil Ltda. for the provision of maintenance services at a central workshop for the entire steel mill complex, including caster maintenance for the steel plant. As of December 31, 2019, the outstanding amount of the mentioned services was approximately USD 89.9 million and is due to terminate on November 2024. Ternium Brasil is currently using more hours than the minimum quantity of contracted hours.

(p) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon to satisfy the requirements up to January 2029. The outstanding amount was approximately USD 307.2 million as of December 31, 2019. The contract has minimum daily-required volumes.

(q) Ternium Brasil signed on January 2015 a contract with Naturgy (formerly Companhia Distribuidora de Gás do Rio de Janeiro) for the supply of natural gas, which was due to terminate on December 2019. This agreement was automatically renewed for another year and is due to terminate on December 2020, but it is still under negotiation. The aggregate amount for the year 2019 was of USD 33.3 million or 61.5 million m3. Ternium Brasil is currently purchasing more than the minimum volume required by the contract, which is 85% of the volume mentioned before.

(r) Ternium Brasil signed on May 2016 a contract with Stahllog Solução Logísticas Ltda. for logistic services. This agreement was due to terminate on May 2021 and it was extended until June 2023 with an outstanding amount of USD 18.2 million as of December 31, 2019. The contract has minimum required volumes.

(s) Ternium Brasil signed on May 2019 a contract with LSI Logistica S.A. for mobile equipment rental. This agreement is due to terminate on May 2024 and the outstanding amount was USD 18.3 million as of December 31, 2019. The contract only has a penalty in case of anticipated termination.

(t) Ternium Brasil signed on December 2018 a contract with Gas Verde S.A. for the supply of bio methane gas for a period of two years since the beginning of the supply, which started on October 2019. The outstanding amount for this agreement was USD 16.5 million (or 46.1 million m3) as of December 31, 2019. The contract has a penalty for early termination and requires minimum volumes.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

25. CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(iii)  Restrictions on the distribution of profits

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2019, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

26. RELATED PARTY TRANSACTIONS
As of December 31, 2019, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 25.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

26. RELATED PARTY TRANSACTIONS (continued)
The following transactions were carried out with related parties:

	Year ended December 31,
	2019	2018	2017
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	515,123	774,526	453,551
Sales of goods to other related parties	77,375	141,230	164,694
Sales of services and others to non-consolidated parties	171	176	177
Sales of services and others to other related parties	1,060	1,286	660
	593,729	917,218	619,082
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	408,309	483,182	404,891
Purchases of goods from other related parties	71,324	50,928	57,941
Purchases of services and others from non-consolidated parties	14,563	10,266	13,126
Purchases of services and others from other related parties	155,289	90,536	111,439
Purchases of goods and services in connection with lease contracts from other related parties	8,859	—	—

	658,344	634,912	587,397
(c) Financial results
Income with non-consolidated parties	9,478	9,330	7,611
Expenses in connection with lease contracts from other related parties	(945)	—	—

	8,533	9,330	7,611
(d) Dividends received
Dividends received from non-consolidated parties	3,111	8,837	3,360

	3,111	8,837	3,360
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	929	1,012	2,723
Income (expenses), net with other related parties	986	492	247

	1,915	1,504	2,970

	As of December 31,
	2019	2018

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	167,312	201,693
Receivables from other related parties	5,027	5,975
Advances from non-consolidated parties	8,017	2,812
Advances to suppliers with other related parties	15,936	7,534
Payables to non-consolidated parties	(44,784)	(37,384)
Payables to other related parties	(41,849)	(23,495)
Lease liabilities with other related parties	(7,310)	—
	102,349	157,135
(iii) Officers and Directors’ compensation
During the year ended December 31, 2019, the cash compensation of Officers and Directors amounted to USD 26,942 (2018: USD 16,205). In addition, Officers received 1,075,500 Units for a total amount of USD 3,546 (2018: USD 2,851) in connection with the incentive retention program mentioned in note 4 (o)(3).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018,
and for the years ended December 31, 201, 2018 and 2017
27. OTHER REQUIRED DISCLOSURES
(a) Statement of comprehensive income

	Cash flow hedges			Currency translation
	Gross amount	Income tax	Total	adjustment

At December 31, 2017	810	(129)	681	(3,257,038)

(Decrease) / Increase	(14)	(108)	(122)	(449,981)
Reclassification to income statement	(117)	35	(82)	—

At December 31, 2018	679	(202)	477	(3,707,019)

(Decrease) / Increase	(475)	142	(333)	(61,925)
Reclassification to income statement	(276)	83	(193)	—

At December 31, 2019	(72)	23	(49)	(3,768,944)

(b) Statement of cash flows

	Year ended December 31,
	2019	2018	2017

(i) Changes in working capital (1)
Inventories	510,972	(186,409)	(540,162)
Receivables and others	6,175	8,652	(108,257)
Trade receivables	161,454	(123,388)	(303,114)
Other liabilities	(95,131)	17,138	40,230
Trade payables	(10,786)	55,430	46,333

	572,684	(228,577)	(864,970)
(ii) Income tax accrual less payments
Tax accrued (Note 11)	196,519	369,435	336,882
Taxes paid	(405,324)	(523,801)	(610,325)

	(208,805)	(154,366)	(273,443)
(iii) Interest accruals less payments
Interest accrued (Note 10 and 23)	104,855	131,172	114,583
Interest paid	(101,450)	(144,186)	(95,099)

	3,405	(13,014)	19,484
(1)Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2017 and 2017
27. OTHER REQUIRED DISCLOSURES (continued)

(c) Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

As of December 31, 2017	(77,035)	(1,505,570)	(1,716,337)	(3,298,942)
Cash flows	7,565	1,492,568	(401,725)	1,098,408
Reclassifications	—	(459,520)	459,520	—
Foreign exchange adjustments	(47,390)	(121,801)	—	(169,191)
Other non cash movements	43,032	194,467	21,441	258,940
As of December 31, 2018	(73,828)	(399,856)	(1,637,101)	(2,110,785)
Cash flows	53,850	231,967	(297,780)	(11,963)
Reclassifications	—	(306,262)	306,262	—
Effect of initial recognition under IFRS 16	(280,493)	—	—	(280,493)
Acquisitions - finance leases	(26,019)	—	—	(26,019)
Foreign exchange adjustments	(8,834)	(79,365)	—	(88,199)
Other non cash movements	(3,441)	(6,266)	(273)	(9,980)
As of December 31, 2019	(338,765)	(559,782)	(1,628,892)	(2,527,439)

28. CHANGE IN THE FUNCTIONAL CURRENCY OF ARGENTINE SUBSIDIARIES

The determination of the functional currency requires management to make significant judgements. Ternium Argentina has performed a review of its functional currency and concluded that the currency that most faithfully represents the economics effects of the entity is the US dollar and therefore its functional currency has changed from the local currency to the US dollar. This change is prospective from January 1, 2020, and does not affect the balances at December 31, 2019, not results or cash flows for the year then ended.

It is based on the following considerations:

–In the last two years, the exchange rate of the Argentine peso has been severely affected by devaluations against the US dollar and Argentina continues to be a highly inflationary economy. These events had very limited impact on sale's price in US dollar;
–In this context, there is also a greater proportion of total production cost in US dollar;
–Furthermore, new global trade restrictions, affecting the international trade of steel along with limited restrictions of imports in Argentina, have led to a greater correlation of local prices to global prices.
–Factors to determine the functional currency were always mixed. However, currently most of revenue and costs of production are negotiated and priced in US dollar.

The change in functional currency of Ternium Argentina will significantly reduce the volatility of the Company’s earnings that was due to foreign exchange movements and application of IAS29 - Financial Reporting in Hyperinflationary Economies.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 201, 2018 and 2017

29. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The following amendments, standards and interpretations have been applied on the year starting January 1, 2019:

International Financial Reporting Standard 16, “Leases”
In January 2016, the IASB issued IFRS 16, "Leases", which will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized.

IFRS 16 was adopted following the simplified approach, without restating comparative. The reclassifications and the adjustments arising from the new lease accounting rules are directly recognized in the opening balance sheet on January 1, 2019.

	Property, plant and equipment	Lease liabilities Current (*)	Lease liabilities Non Current (*)

Closing balance as of December 31, 2018 - IFRS 16	5,817,609	8,030	65,798
Initial recognition of right-of-use assets	280,493	—	—
Initial recognition of lease liabilities	—	34,848	245,645
Opening balance as of January 1, 2019 - IFRS 16	6,098,102	42,878	311,443
(*) Lease liabilities in the Consolidated Financial Statements as of December 31, 2018.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. For the initial recognition, these liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019, was of 4.05%.

The difference between the amount of the lease liability recognized in the statement of financial position at the date of initial application and the operating lease commitments under IAS 17 is due to leases with a duration lower than 12 months and leases with a value lower than thirty thousand dollars and/or with clauses related to variable payments.

The adoption of IFRS 16 Leases from January 1, 2019, resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2019 and 2018
and for the years ended December 31, 201, 2018 and 2017

30. FINANCIAL RISK MANAGEMENT
1) Financial risk factors
Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1) Market Risk
(i) Foreign exchange rate risk
Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium’s foreign exchange policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2019. These balances include intercompany positions where the intervening parties have different functional currencies.

	Functional currency
USD million Exposure to	USD	ARS

US dollar (USD)	—	(56)
EU euro (EUR)	(85)	(3)
Argentine peso (ARS)	(7)	—
Mexican peso (MXN)	(561)	—
Brazilian real (BRL)	(184)	(2)
Colombian peso (COP)	(25)	—
Other currencies	(4)	—

TERNIUM S.A
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 201, 2018 and 2017

30. FINANCIAL RISK MANAGEMENT (continued)

The main relevant exposures correspond to:

(a)Argentine peso vs. US dollar
The cumulative devaluation for the Argentine peso during 2019 was 37.1% (2018: 50.5%) and the cumulative inflation during 2019 was 53.8% (2018: 47.6%). The devaluation, net of the impact of inflation, generated a negative effect of USD 43 million (2018: USD 37 million), included as currency translation adjustment in Other comprehensive income in connection with the valuation of Ternium's Argentine subsidiaries’ equities (mainly Ternium Argentina S.A.), and a loss of USD 111 million (2018: USD 184 million), included as net foreign exchange results in the Income Statement, partially offset by the positive impact of the inflation adjustment of USD 118 million (2018: USD 191 million).

If the Argentine peso had weakened by 1% against the US dollar, it would have generated a pre-tax loss of USD 0.6 million as of December 31, 2019, and a pre-tax loss of USD 2.1 million as of December 31, 2018.

(b) Mexican peso vs. US dollar
If the Mexican peso had weakened by 1% against the US dollar, it would have generated a pre-tax gain of USD 5.6 million and USD 5.8 million as of December 31, 2019 and 2018, respectively.

(c) Colombian peso vs. US dollar
If the Colombian peso had weakened by 1% against the US dollar, it would have generated a pre-tax gain of 0.3 million and a pre-tax loss of USD 0.2 million as of December 31, 2019 and 2018, respectively.

(d) Brazilian real vs. US dollar
If the Brazilian real had weakened by 1% against the US dollar, it would have generated a pre-tax gain of USD 1.8 million and a pre-tax gain of USD 1.5 million as of December 31, 2019 and 2018, respectively.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 7.1 million higher (USD 5.0 million higher as of December 31, 2018), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables, leases liabilities borrowings and other liabilities.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 1.9 billion, the currency translation adjustment included in total equity would have been USD 18.5 million lower (USD 17.7 million lower as of December 31, 2018), arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as interest rate swaps.

TERNIUM S.A
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 201, 2018 and 2017

30. FINANCIAL RISK MANAGEMENT (continued)

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 2.94% and 3.65% as of December 31, 2019 and 2018, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument .

Ternium’s total variable interest rate debt amounted to USD 2,023 million (92.4% of total borrowings) at December 31, 2019 and USD 1,747 million (85.8% of total borrowings) at December 31, 2018.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2019, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2019 would have been USD 22.4 million lower (USD 26.8 million lower as of December 31, 2018).

1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 92.6% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2019, in comparison with approximately 82.6% as of December 31, 2018.

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than ten percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2019, trade receivables total USD 950.6 million (USD 1,133.2 million as of December 31, 2018). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 3.4 million (USD 23.3 million as of December 31, 2018), credit insurance of USD 469.3 million (USD 506.8 million as of December 31, 2018) and other guarantees of USD 16.4 million (USD 18.6 million as of December 31, 2018).

As of December 31, 2019, trade receivables of USD 877.2 million (USD 1,035.0 million as of December 31, 2018) were fully performing.

TERNIUM S.A
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 201, 2018 and 2017

30. FINANCIAL RISK MANAGEMENT (continued)

As of December 31, 2019, trade receivables of USD 86.3 million (USD 112.5 million as of December 31, 2018) were past due (mainly up to 180 days).
The amount of the allowance for doubtful accounts was USD 13.0 million as of December 31, 2019 (USD 14.3 million as of December 31, 2018).

The carrying amounts of the Company’s trade and other receivables as of December 31, 2019, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	965
EU euro (EUR)	36
Argentine peso (ARS)	14
Mexican peso (MXN)	150
Brazilian real (BRL)	387
Colombian peso (COP)	69
Other currencies	2

1,623

1.3) Liquidity risk
Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

USD million	2020	2021	2022	2023	Thereafter
Borrowings	560	309	660	137	523
Interests to be accrued (1)	60	49	33	19	7
Trade payables and other liabilities	867	9	9	5	30
Lease liabilities	41	42	41	40	175

Total	1,528	409	743	201	735
(1) These amounts do not include the effect of derivative financial instruments.
As of December 31, 2019, total borrowings less cash and cash equivalents and other current and non-current investments amounted to USD 1,453.4 million.

1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.22 and 0.21 as of December 31, 2019 and 2018, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 201, 2018 and 2017

30. FINANCIAL RISK MANAGEMENT (continued)

2) Financial instruments by category and fair value hierarchy level
The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of December 31, 2019 (in USD thousands)	Amortized cost	Assets at fair value through profit and loss	Assets at fair value thtough OCI	Total
(i) Assets as per statement of financial position
Receivables	406,370	—	—	406,370
Derivative financial instruments	—	1,196	—	1,196
Trade receivables	950,569	—	—	950,569
Other investments	176,470	—	38,803	215,273
Cash and cash equivalents	320,088	199,877	—	519,965
Total	1,853,497	201,073	38,803	2,093,373

As of December 31, 2019 (in USD thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	88,403	88,403
Trade payables	—	836,204	836,204
Derivative financial instruments	3,024	—	3,024
Finance lease liabilities	—	338,765	338,765
Borrowings	—	2,188,674	2,188,674
Total	3,024	3,452,046	3,455,070

As of December 31, 2018 (in thousands)	Amortized cost	Assets at fair value through profit and loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	449,077	—	—	449,077
Derivative financial instruments	—	1,588	—	1,588
Trade receivables	1,133,236	—	—	1,133,236
Other investments	14,843	—	36,630	51,473
Cash and cash equivalents	110,086	140,455	—	250,541
Total	1,707,242	142,043	36,630	1,885,915

As of December 31, 2018 (in thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	105,659	105,659
Trade payables	—	864,827	864,827
Derivative financial instruments	12,981	—	12,981
Finance lease liabilities	—	73,828	73,828
Borrowings	—	2,036,957	2,036,957

Total	12,981	3,081,271	3,094,252

TERNIUM S.A
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 201, 2018 and 2017

30. FINANCIAL RISK MANAGEMENT (continued)

Fair Value by Hierarchy
Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

– Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

– Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

– Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2019 and 2018:

	Fair value measurements as of December 31, 2019
	(in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	199,877	199,877	—
Other investments	38,803	38,803	—
Derivative financial instruments	1,196	—	1,196

Total assets	239,876	238,680	1,196

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	3,024	—	3,024

Total liabilities	3,024	—	3,024

	Fair value measurements as of December 31, 2018
	(in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss/OCI
Cash and cash equivalents	140,455	140,455	—
Other investments	36,630	36,630	—
Derivative financial instruments	1,588	—	1,588

Total assets	178,673	177,085	1,588

Financial liabilities at fair value through profit or loss/OCI
Derivative financial instruments	12,981	—	12,981

Total liabilities	12,981	—	12,981

TERNIUM S.A
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 201, 2018 and 2017

30. FINANCIAL RISK MANAGEMENT (continued)

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current mid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using mid prices, interest rate curves, broker quotations, current exchange rates and forward rates volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

3) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

TERNIUM S.A
Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 201, 2018 and 2017

30. FINANCIAL RISK MANAGEMENT (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2019, the effective portion of designated cash flow hedges amounts to USD (0.1) million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 22. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4) Fair value estimation
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year-end.

Pablo Brizzio
Chief Financial Officer